Filed pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT NO. 12	File Number 333-167111
(To Prospectus Dated August 10, 2010)

Accuride Corporation

$140,000,000 7.5% Senior Convertible Notes due 2020

Shares of Common Stock

This prospectus supplement supplements the prospectus dated August 10, 2010, previously supplemented on September 1, 2010, October 8, 2010, November 12, 2010, November 16, 2010, November 18, 2010, November 30, 2010, December 29, 2010, February 2, 2011, February 11, 2011, March 2, 2011, and May 3, 2011 relating to the resale from time to time by holders of (a) our 7.5% Senior Convertible Notes due 2020, which we refer to as the notes, (b) shares of our common stock issuable upon conversion of the notes, (c) certain shares of common stock issued to the parties that backstopped the offering of the notes, whom we refer to as the backstop providers, whether pursuant to the backstop or otherwise, on the effective date of the plan of reorganization confirmed by the bankruptcy court on February 18, 2010 in connection with our emergence from Chapter 11 bankruptcy proceedings and (d) the common stock issuable upon exercise of the warrants issued to certain backstop providers. We refer to the common stock being registered pursuant to clauses (b), (c) and (d) of the preceding sentence collectively as registrable common stock.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on June 21, 2011.

You should read this prospectus supplement in conjunction with the accompanying prospectus, including any supplements and amendments thereto.  This prospectus supplement is qualified by reference to the accompanying prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the accompanying prospectus.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 7, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 20, 2011

ACCURIDE CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-32483	61-1109077
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 962-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 1.01.  Entry into a Material Definitive Agreement.

On June 20, 2011, Accuride Corporation, (the “Company”) entered into, and consummated the acquisition contemplated by, an Asset Purchase Agreement (the “Agreement”), pursuant to which the Company’s subsidiary, Accuride EMI, LLC (“Buyer”), acquired substantially all of the assets and assumed certain liabilities of Forgitron Technologies LLC (“Seller”), a manufacturer and supplier of aluminum wheels for commercial vehicles.  Pursuant to the Agreement, Buyer purchased the acquired assets for a purchase price of $22,000,000 in cash, subject to a working capital adjustment.  Of that cash purchase price, $1 million was placed into a one year escrow securing the indemnification obligations of Seller to the Buyer. Under the terms of the Agreement, Buyer and the Company agreed to abide by certain covenants, including a covenant not to solicit certain individuals affiliated with Seller’s parent, and Seller’s parent agreed to abide by certain covenants, including covenants not to compete and not to solicit employees for a period of five years and the guaranty of Seller’s performance of its obligations under the Agreement.

The foregoing description of the Agreement is a summary of, and does not purport to be a complete statement of, the Agreement or the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the Agreement, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.  The Agreement is filed to provide investors with information regarding its terms but is not intended to provide any other factual information about the Company, Buyer, Seller or Seller’s Parent. The Agreement contains representations and warranties made only for the purposes of the Agreement solely for the benefit of the parties thereto, and are not intended to be and should not be relied upon by any other person. These representations and warranties should not be treated as establishing matters of fact, but rather as a way of allocating risk between the parties. Moreover, certain of the representations and warranties may be subject to limitations agreed upon by the parties to the Agreement and are qualified by information in confidential disclosure schedules. These representations and warranties may apply standards of materiality in a way that is different from what may be material to investors, and were made only as of the date of the Agreement or such other date or dates as may be specified in the Agreement and are subject to more recent developments. Accordingly, investors are not third party beneficiaries under the Agreement and should not rely on the representations and warranties in the Agreement as characterizations of the actual state of facts.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits

99.1                     Asset Purchase Agreement among Accuride EMI, LLC, Accuride Corporation, Forgitron Technologies LLC, and Kamylon Partners TBG, LLC, dated June 20, 2011.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCURIDE CORPORATION
Date:	June 21, 2011
/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President / General Counsel

3

Exhibit 99.1

ASSET PURCHASE AGREEMENT

among

ACCURIDE EMI, LLC,

ACCURIDE CORPORATION,

FORGITRON TECHNOLOGIES LLC,

and

KAMYLON PARTNERS TBG, LLC

DATED AS OF

June 20, 2011

i

TABLE OF CONTENTS (cont’d)

ii

TABLE OF CONTENTS (cont’d)

iii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated effective as of June 20, 2011, is entered into among FORGITRON TECHNOLOGIES LLC, a Delaware limited liability company (“Seller”), KAMYLON PARTNERS TBG, LLC, a Delaware limited liability company (“Seller Parent”), ACCURIDE EMI, LLC, a Delaware limited liability company (“Buyer”), and ACCURIDE CORPORATION, a Delaware corporation (“Buyer Parent”).

RECITALS:

WHEREAS, Seller Parent owns all of the issued and outstanding limited liability company interests of Seller and is the sole member of Seller;

WHEREAS, Seller is engaged in the business of designing, forging, selling and distributing rotary forged aluminium wheels to distributors, dealers and customers in the Territory (the “Business”);

WHEREAS, Buyer desires to purchase and assume from Seller, and Seller desires to sell to Buyer, substantially all of the assets and properties of Seller, including those assets and properties held in connection with, used in, necessary for or material to the Business, upon the terms and subject to the conditions of the Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following terms have the meanings specified or referred to in this ARTICLE I:

“Accounts Receivable” has the meaning set forth in Section 2.01(a).

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at Law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, that no limited member or limited partner of Seller Parent (other than a limited member or limited partner that also is the general partner of Seller Parent) shall be deemed to be an Affiliate of Seller or Seller Parent for purposes of this Agreement. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble and includes all Schedules, Disclosure Schedules and exhibits hereto and all amendments hereof.

“Apportioned Obligations” has the meaning set forth in Section 6.08(b).

“Assigned Contracts” has the meaning set forth in Section 2.01(c).

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.02(a)(iii).

“Assumed Liabilities” has the meaning set forth in Section 2.03.

“Balance Sheet” has the meaning set forth in Section 4.04.

“Balance Sheet Date” has the meaning set forth in Section 4.04.

“Bill of Sale” has the meaning set forth in Section 3.02(a)(i).

“Books and Records” has the meaning set forth in Section 2.01(l).

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in the State of South Carolina are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Basket Exclusions” has the meaning set forth in Section 7.04(a).

“Buyer Cap” means, at any time, $2,200,000 minus the aggregate amount of Losses arising under Section 7.02(a) paid prior to such time by Seller to the Buyer Indemnitees.

“Buyer Confidential Information” has the meaning set forth in Section 6.02(a).

“Buyer Indemnitees” has the meaning set forth in Section 7.02.

“Buyer Parent” has the meaning set forth in the Preamble.

“Buyer’s Accountants” means Deloitte LLP.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. §§ 9601 et seq.

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System under CERCLA.

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Closing Working Capital” means with respect to the Business: (a) Current Assets, less (b) Current Liabilities, determined as of the open of business on the Closing Date.

“Closing Working Capital Statement” has the meaning set forth in Section 2.06(a)(i).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Confidentiality Agreement” means that confidentiality agreement, dated December 30, 2010, between Kamylon Capital LLC and Accuride Corporation for the benefit of Seller and Buyer.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Current Assets” means the current assets of the Business included in the line items set forth on Section 2.06(a)(i) of the Disclosure Schedules to the extent included in the Purchased Assets, determined in accordance with GAAP.

“Current Liabilities” means the current liabilities of the Business included in the line items set forth on Section 2.06(a)(i) of the Disclosure Schedules to the extent included in the Assumed Liabilities, determined in accordance with GAAP.

“Deed” has the meaning set forth in Section 3.02(a)(ix).

“Direct Claim” has the meaning set forth in Section 7.05(c).

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement, which form part of this Agreement.

“Disputed Amounts” has the meaning set forth in Section 2.06(b)(iii).

“Dollars” or “$” means the lawful currency of the United States.

“Employees” means those Persons, including officers, employed by Seller in connection with the Business immediately prior to the Closing, whether through direct employment or through their engagement as employees of Jatca, Inc. or Skills Employment Personnel, Inc. whose services are provided to Seller by such companies pursuant to contractual arrangements.

“Encumbrance” means any assessment, charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim(s)” means any Action or Governmental Order, or, as to each, any settlement, lien, fine, penalty or mandated capital expenditure arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, abatement,  response, removal or remediation, natural resources assessment, replacement, restoration or damages, property damages, personal injuries, medical or environmental monitoring, evaluations, assessments, studies, contribution, indemnification and declaratory or injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law(s)” means any Law or Governmental Order (a) relating to pollution (or the cleanup thereof) or the protection, replacement or restoration of or injury to natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the Release or presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, monitoring, reuse, treatment, generation, discharge, transportation, processing, production, disposal, leaching, migration, emission, or remediation of any Hazardous Materials.

“Environmental Notice” means any written directive, notice of violation or infraction, or written notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit or any written report prepared by a third party environmental professional discussing any Release of Hazardous Materials.

“Environmental Permit(s)” means any Permit required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity (a) a member of any “controlled group” (as defined in section 414(b) of the Code) of which that entity is also a member, (b) a trade or business, whether or not incorporated, under common control (within the meaning of section 414(c) of the Code) with that entity, or (c) a member of any affiliated service group (within the meaning of section 414(m) of the Code) of which that entity is also a member.

“Escrow Agent” means the entity designated to serve as escrow agent under the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement among Buyer, Seller and the Escrow Agent, to be executed and delivered at the Closing, in the form mutually agreeable among Seller, Buyer and the Escrow Agent.

“Escrow Amount” means the sum of $1,000,000 to be deposited with the Escrow Agent and held in escrow pursuant to the Escrow Agreement.

“Escrow Funds” has the meaning set forth in Section 2.05(b).

“Excluded Assets” has the meaning set forth in Section 2.02.

“Excluded Contracts” has the meaning set forth in Section 2.02(a).

“Excluded Liabilities” has the meaning set forth in Section 2.04.

“Financial Statements” has the meaning set forth in Section 4.04.

“Finished Goods” means products of the Business held in inventory that have been machined.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority(ies)” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, binding agreement, or award entered by or with any Governmental Authority, as amended or modified prior to the date hereof.

“Hazardous Materials” means: (a) any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law; (b) any asbestos or asbestos containing materials in any form that is or could become friable, tremolite, anthophylite, actinolite; and (c) any solvents, degreasers, heavy metals, refrigerants, nitrates, urea formaldehyde, polychlorinated byphenyls, dioxins, petroleum and petroleum products and derivatives, fuel additives, ethanol, bio-fuels, methyl tertiary butyl ether.

“Indebtedness” means, with respect to Seller, without duplication, (i) the principal, premium (including prepayment premium or penalty), if any, and accrued interest in respect of indebtedness of Seller for money borrowed, whether or not evidenced by notes, debentures, bonds or other similar instruments and for the payment of which Seller is responsible or liable, directly or indirectly, either severally or jointly with any other Person, (ii) all obligations of Seller issued or assumed as the deferred purchase price of property, all conditional sale obligations of Seller and all obligations of Seller under any title retention agreement (but excluding trade accounts payable and other accrued current Liabilities arising in the Ordinary Course of Business and not more than ninety (90) days past due in accordance with their payment terms or disputed in good faith), (iii) all obligations of Seller under leases required to be capitalized in accordance with GAAP, (iv) all obligations of Seller for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (v) all obligations of the type referred to in the foregoing clauses (i) through (iv) of any other Person, the payment of which Seller is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, either severally or jointly with any other Person; (vi) all obligations of the type referred to in the foregoing clauses (i) through (v) of Seller or any other Person secured by any Encumbrance on any of Seller’s assets (whether or not such obligation is assumed by such other Person); and (vii) all obligations of the type referred to in the foregoing clauses (i) through (vi) of Seller secured by any Encumbrance on the property or assets of any other Person (whether or not such obligation is assumed by such other Person).

“Indemnified Party” has the meaning set forth in Section 7.05.

“Indemnifying Party” has the meaning set forth in Section 7.05.

“Independent Accountants” has the meaning set forth in Section 2.06(b)(iii).

“Insurance Policies” has the meaning set forth in Section 4.15.

“Intellectual Property” means all of the following rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by Law and the goodwill associated therewith, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications; (b) all Internet domain names, whether or not trademarks, registered in any generic top level domain by any authorized private registrar or Governmental Authority; (c) original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered, unregistered or arising by Law) and copyrightable subject matter, all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications, all software, including all source code and object code and the copyrights associated therewith; (d) confidential information, formulas, designs, devices, technology, know-how, research and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable; and (e) patentable subject matter, patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications pending in this country or any foreign country and Patent Cooperation Treaty and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications.

“Intellectual Property Assets” means all Intellectual Property relating to or used in the Business as currently conducted and including rights to sue for and remedies against past, present and future infringements thereof, and rights of priority and protection of interests therein under the Laws of any jurisdiction worldwide and all tangible embodiments thereof.  The Intellectual Property Assets include (a) the trademark “FORGITRON” as used in connection with the manufacture, marketing, promotion, identification and sale of wheels and wheel rim products or otherwise in connection with the operation of the Business, including such mark when used in connection with “FT” in the context thereof, (b) the grey circle with the “FT” text contained therein, as identified on Section 4.11(a) of the Disclosure Schedules, or any other designed, fonts, colors or other symbols presently or previously associated with the mark of “FORGITRON,” (c) the domain name www.forgitron.com and the layout of the web page associated therewith, including all trademarks and trade dress related thereto and (d) all goodwill associated with items (a), (b) and (c) above.

“Intellectual Property Licenses” means all licenses, sublicenses and other agreements by or through which other Persons, including Seller’s Affiliates, grant Seller exclusive or non-exclusive rights or interests in or to any Intellectual Property that is used in or necessary for the conduct of the Business as currently conducted.

“Intellectual Property Registrations” means all Intellectual Property Assets that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Interim Balance Sheet” has the meaning set forth in Section 4.04.

“Interim Balance Sheet Date” has the meaning set forth in Section 4.04.

“Interim Financial Statements” has the meaning set forth in Section 4.04.

“Inventory” has the meaning set forth in Section 2.01(b).

“Knowledge” or any other similar knowledge qualification, means with respect to Seller, the actual knowledge, following a commercially reasonable inquiry into the matter at issue, of Charles Lelon, John Lee, Todd Latouf, Rick Kazmierzak, Kelly Jerome or Kris Elliot.

“Law” means any past or present federal, state, local, or foreign statute, law, ordinance, regulation, rule, code, resolution, order, constitution, treaty, common law, judgment, notice, guidance, decree, other requirement or rule of law of any Governmental Authority, as amended or modified prior to the date hereof.

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Losses” means losses, damages, liabilities, deficiencies, Actions, amounts paid in settlement of Actions, judgments, interest, awards, penalties, fines, diminution of value, costs or expenses of whatever kind, including reasonable attorneys’ and experts’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.

“Mandatory Recall” means a product recall or withdrawal that is mandated by any Governmental Authority.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, (a) is, or would reasonably be expected to become materially adverse to the business, results of operations, condition (financial or otherwise) or assets of the Business (taken as a whole), (b) decreases, or would reasonably be expected to decrease, the aggregate value of the Purchased Assets by more than $2,200,000, or (c) prevents, or would reasonably be expected to prevent, Seller from consummating the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change (i) relating to, resulting from or arising out of local, regional, national or foreign political, economic or financial conditions or resulting from or arising out of developments or conditions in credit, financial or securities markets, including caused by acts of terrorism or war (whether or not declared) or any material worsening of such conditions existing as of the date of this Agreement, (ii) generally affecting the commercial vehicle industry in which the Business operates or its customers operate, (iii) relating to, resulting from or arising out of any hurricane, earthquake or other natural disasters, (iv) relating to, resulting from or arising out of a change in Law, accounting rules or procedures with respect to GAAP, or (v) resulting from or arising out of any action to which Buyer has expressly consented or agreed pursuant to this Agreement.

“Material Contracts” has the meaning set forth in Section 4.07(a).

“Material Customers” has the meaning set forth in Section 4.14(a).

“Material Suppliers” has the meaning set forth in Section 4.14(b).

“Ordinary Course Contracts” means (a) Contracts or orders for the purchase of raw materials or supplies used by the Business in the Ordinary Course of Business where the aggregate amount owed under any such Contract or order (or series of related Contracts or orders with the same vendor) does not exceed $25,000; (b) Contracts or orders for the sale of finished products of the Business to customers in the Ordinary Course of Business where the aggregate amount owed under any such Contract or order (or series of related Contracts or orders with the same customer) does not exceed $25,000; (c) Contracts for routine maintenance of real property, plant or equipment having a cost to Seller of not more than $5,000 per job or project and not more than $25,000 in the aggregate per Contract; (d) confidentiality agreements with third parties relating to confidential information disclosed by such third parties to Seller; and (e) other Contracts entered into by Seller in the Ordinary Course of Business having a value or cost to Seller of not more than $25,000 individually or $150,000 in the aggregate.

“Ordinary Course of Business” means the ordinary conduct of the Business consistent with past custom and practice (including with respect to quantity and frequency) as it has been conducted by Seller since the Seller Acquisition Date.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation, (b) the partnership agreement and any statement of partnership of a general partnership, (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (d) the limited liability company agreement and articles or certificate of formation of a limited liability company, (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, and (f) any amendment to any of the foregoing.

“Patent Application Assignment” has the meaning set forth in Section 3.02(a)(iv).

“Permit(s)” means all permits, letters, clearances, waivers, closures, exemptions, decisions, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Encumbrances” has the meaning set forth in Section 4.08.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Post-Closing Adjustment” has the meaning set forth in Section 2.06(a)(ii).

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning on the day immediately after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Purchase Price” has the meaning set forth in Section 2.05.

“Purchased Assets” has the meaning set forth in Section 2.01.

“Real Property” has the meaning set forth in Section 4.10(a).

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandoning, disposing, discarding, burying, depositing, leaching, escaping or migrating of any Hazardous Material into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or from or within any building, structure, facility or fixture or from any storage tank or receptacle).

“Representatives” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, legal counsel, accountants and other professional advisors and authorized agents of such Person.

“Resolution Period” has the meaning set forth in Section 2.06(b)(ii).

“Restricted Business” means the Business, as conducted by Seller between the Seller Acquisition Date and the Closing Date.

“Restricted Period” has the meaning set forth in Section 6.03(a).

“Review Period” has the meaning set forth in Section 2.06(b)(i).

“Seller” has the meaning set forth in the Preamble.

“Seller Acquisition Date” means May 7, 2008.

“Seller Confidential Information” has the meaning set forth in Section 6.02(a).

“Seller Indemnitees” has the meaning set forth in Section 7.03.

“Seller Parent” has the meaning set forth in the Preamble.

“Seller’s Accountants” means Darmody, Merlino & Co, LLP.

“Settlement Statement” has the meaning set forth in Section 3.02(a)(xii).

“Statement of Objections” has the meaning set forth in Section 2.06(b)(ii).

“Straddle Period” has the meaning set forth in Section 9.01(a).

“Tangible Personal Property” has the meaning set forth in Section 2.01(g).

“Target Working Capital” has the meaning set forth in Section 2.06(a)(i).

“Taxes” means (i) any federal, state, local, foreign and other taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts,  capital, sales, use, production, value added, ad valorem, transfer, documentary, franchise, registration, profits, inventory, capital stock license, lease, service, service use, withholding, payroll, employment, unemployment, social security, estimated, excise, severance, environmental, stamp, escheat, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, (ii) any interest, fines, additions or penalties with respect thereto or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i); and (iii) any Liability in respect of any items described in clauses “(i)” and/or “(ii)” payable by reason of Contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law) or otherwise.

“Tax Clearance Certificate” has the meaning set forth in Section 3.02(a)(xiii).

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any elections, declarations, schedule or attachment thereto, and including any amendment thereof and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes Seller.

“Territory” means the United States, Canada, Mexico, Puerto Rico, Australia, Taiwan and Brazil, and any other market where Seller has sold or solicited sales of its products prior to the Closing.

“Third Party Claim” has the meaning set forth in Section 7.05(a).

“Transaction Documents” is the collective reference to this Agreement, the Escrow Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Trademarks and Domain Name Assignment, the Patent Application Assignment, the Deed, and the other agreements, instruments and documents required to be delivered at the Closing.

“Transfer Taxes” has the meaning set forth in Section 6.08(a).

“Undisputed Amounts” has the meaning set forth in Section 2.06(b)(iii).

“USPTO” means the United States Patent and Trademark Office.

“Voluntary Recall” means a product recall or withdrawal voluntarily made by Seller that is not a Mandatory Recall.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses.

“Year End Financial Statements” has the meaning set forth in Section 4.04.

ARTICLE II
PURCHASE AND SALE

Section 2.01                            Purchase and Sale of Assets.  Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, all right, title and interest in, to and under all of Seller’s assets, properties, goodwill, business and rights of every kind and nature, whether real, personal or mixed, tangible or intangible, owned or leased, wherever located and whether now existing or hereafter acquired (other than the Excluded Assets) (collectively, the “Purchased Assets”), including the following:

(a)                                  all accounts or notes receivable held by Seller, and any security, claim, remedy or other right related to any of the foregoing (“Accounts Receivable”);

(b)                                 all inventory comprised of raw materials, work in progress, packaging, supplies, parts and other inventories, but excluding any Finished Goods (“Inventory”);

(c)                                  Seller’s rights in, to and under all Ordinary Course Contracts, all Intellectual Property Licenses and those other Contracts listed on Section 2.01(c) of the Disclosure Schedules (collectively, the “Assigned Contracts”);

(d)                                 all Permits, including each Environmental Permit, which are held by Seller and required for the conduct of the Business as currently conducted or for the ownership and use of the Purchased Assets, including those listed on Section 2.01(d) of the Disclosure Schedules;

(e)                                  all Intellectual Property Assets;

(f)                                    the Real Property;

(g)                                 all furniture, fixtures, equipment, hardware, machinery, tools, tooling, vehicles, office equipment, supplies, computers, telephones, castings for patterns, molds, improvements and other tangible personal property (the “Tangible Personal Property”), including the Tangible Personal Property listed on Section 2.01(g) of the Disclosure Schedules;

(h)                                 to the extent assignable, all rights to any Actions of any nature available to or being pursued by Seller to the extent related to the Business or the ownership, use, function or value of any Purchased Asset or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(i)                                     all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (other than any such item relating to the payment of Taxes in respect of the Pre-Closing Tax Period), but excluding those items set forth on Section 2.02(e) of the Disclosure Schedules;

(j)                                     all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

(k)                                  all insurance benefits, including rights and proceeds, arising from or relating to the Business, the Purchased Assets or the Assumed Liabilities;

(l)                                     originals, or, where not available, copies, of all books and records that relate to Seller or the Business, including engineering and manufacturing product drawings, books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Authority), sales material and records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), strategic plans, bills of material, manufacturing and time standards, internal financial statements, marketing and promotional surveys, material and research and intellectual property files relating to the Intellectual Property Assets and the Intellectual Property Licenses (collectively, “Books and Records”), other than the books, records and documents identified in Section 2.02(b) or Section 2.02(g) below;

(m)                               all telephone (land line and mobile) and facsimile numbers and email accounts owned or used by Seller;

(n)                                 the goodwill and going concern value of the Business; and

(o)                                 to the extent not otherwise provided in the foregoing provisions of this Section 2.01, all rights (including rights to refunds and deposits) claims (including subrogation claims), demands, causes of action and other remedies of Seller against any Person to the extent arising in connection with or related to any Assumed Liability.

Section 2.02                            Excluded Assets.  Notwithstanding the foregoing, the Purchased Assets shall not include the following assets, properties and rights (collectively, the “Excluded Assets”), which will be retained by Seller and remain the property of Seller following the Closing:

(a)                                  all Contracts that are not Assigned Contracts (the “Excluded Contracts”);

(b)                                 the Organizational Documents, minute books, membership interest transfer ledger, Tax Returns, taxpayer and after identification numbers, qualification to conduct business as a foreign entity, books of account or other records having to do with the organization of Seller;

(c)                                  the assets, properties and rights specifically set forth on Section 2.02(c) of the Disclosure Schedules;

(d)                                 the rights which accrue or will accrue to Seller under the Transaction Documents;

(e)                                  those rights relating to deposits, prepaid expenses, claims for refunds and rights to offset listed on Section 2.02(e) of the Disclosure Schedules, including rights relating to the payment of interest payable with respect to any of the foregoing;

(f)                                    all rights relating to any refund or claim for refund of Taxes of Seller, including any Taxes arising as a result of Seller’s operation of the Business or ownership of the Purchased Assets prior to the Closing Date;

(g)                                 such books and records as exclusively relate to (i) the Excluded Assets, (ii) the Excluded Liabilities, and (iii) the negotiation and consummation of the transactions provided for in this Agreement, including confidential communications with legal counsel representing Seller and the right to assert the attorney-client privilege with respect to any such communications;

(h)                                 any Finished Goods inventory of Seller; and

(i)                                     except as provided in Section 2.01(i), Seller’s cash and cash equivalents as of Closing, subject to Buyer’s rights in any Post-Closing Adjustment.

Section 2.03                            Assumed Liabilities.  Subject to the terms and conditions set forth herein, Buyer shall, or shall cause its Affiliates to, assume any and all Liabilities of Seller as of the Closing Date (whether such Liabilities are first asserted on, prior to or after the Closing Date, but only with respect to matters or events occurring, arising or existing on or before the Closing Date) that relate to, arise out of or have been incurred in connection with the Business (collectively, the “Assumed Liabilities”) but excluding the Excluded Liabilities.  Buyer shall, or shall cause its Affiliates to, timely pay, perform and discharge the Assumed Liabilities in accordance with their respective terms, subject to Buyer’s or its applicable Affiliates’ right to raise any defense or dispute with respect to any Assumed Liability that Seller has or would have with respect thereto prior to the Closing.

Section 2.04                            Excluded Liabilities.  Notwithstanding the provisions of Section 2.03 or any other provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform or discharge any of the following Liabilities of Seller, all of which shall remain Liabilities of Seller which Seller covenants to timely pay, perform and discharge in accordance with their respective terms (the “Excluded Liabilities”):

(a)                                  any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others;

(b)                                 any Liabilities for (i) Taxes of Seller (or any member or Affiliate of Seller), including those relating to the Business, the Purchased Assets or the Assumed Liabilities for any Pre-Closing Tax Period; and (ii) Taxes that arise out of the consummation of the transactions contemplated hereby, provided that Transfer Taxes and Apportioned Obligations shall be governed by Section 6.08;

(c)                                  any Liabilities relating to or arising out of or in connection with any of the Excluded Assets;

(d)                                 any Liabilities with respect to product liability claims related to any products manufactured or sold or any service performed by Seller, including any product liability or similar claim for injury to a Person or property or any Action by any Governmental Authority which arises out of or is based upon any express or implied product warranty made by Seller or by reason of the improper performance or malfunctioning of a product, improper design or manufacture, failure to adequately package, label or warn of hazards or other related product defects of any products manufactured or sold or any service performed by Seller;

(e)                                  any Liabilities with respect to any Mandatory Recall or Voluntary Recall of any products manufactured or sold by Seller, including any Action arising therefrom or related thereto;

(f)                                    warranty Liabilities, including any product warranty Liability which arises out of, or is based upon, any express or implied representation, warranty, agreement or guaranty made or given by Seller, with respect to any product manufactured or sold by Seller or any service performed by Seller;

(g)                                 any Liabilities of any ERISA Affiliate of Seller with respect to (i) non-compliance with the notice and benefit continuation requirements of COBRA in connection with any employee benefit plan, or (ii) any non-compliance of any ERISA Affiliate of Seller or any employee benefit plan with ERISA;

(h)                                 any Indebtedness other than Indebtedness listed in Section 2.04(h) of the Disclosure Schedules;

(i)                                     those Liabilities described on Section 2.04(i) of the Disclosure Schedules; and

(j)                                     Seller’s Liabilities under the “Payoff Letter” agreement dated as of June 20, 2011 by and among Keltic Financial Partners II, LP, Seller and Buyer.

Section 2.05                            Purchase Price.  The aggregate purchase price for the Purchased Assets shall be TWENTY-TWO MILLION and NO/100 US DOLLARS ($22,000,000.00), subject to adjustment pursuant to Section 2.06 hereof (the “Purchase Price”), plus the assumption of the Assumed Liabilities.  The Purchase Price shall be paid at the Closing as follows:

(a)                                  Buyer shall pay to or for the account of Seller, by wire transfer of immediately available funds pursuant to instructions previously designated in writing by Seller to Buyer, an amount equal to the Purchase Price less the Escrow Amount; and

(b)                                 Buyer shall deposit, by wire transfer of immediately available funds into the escrow account established under the Escrow Agreement, the Escrow Amount, with such funds (plus all income accrued thereon) (the “Escrow Funds”) to be maintained by the Escrow Agent and to be administered and payable in accordance with the Escrow Agreement to satisfy (i) any adjustments to the Purchase Price in favor of Buyer pursuant to Section 2.06(a), and (ii) any and all indemnification obligations of Seller pursuant to ARTICLE VII.

Section 2.06                            Purchase Price Adjustment.

(a)                                  Post-Closing Adjustment.

(i)                                     Section 2.06(a)(i) of the Disclosure Schedules sets forth a mutually agreeable estimate of the Closing Working Capital as of the Closing Date calculated by using an estimate of those line items set forth in Section 2.06(a)(i) of the Disclosure Schedules (the “Target Working Capital”) and the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation, assumptions and estimation methodologies that were used in the preparation of the Interim Financial Statements, subject to the modifications and limitations set forth in Section 2.06(a)(i) of the Disclosure Schedules.  Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Seller (A) a statement setting forth Buyer’s calculation of the Closing Working Capital, which statement shall be substantially in the form of Section 2.06(a)(i) of the Disclosure Schedules (the “Closing Working Capital Statement”), and (B) a certificate of an officer of Buyer that the Closing Working Capital Statement was prepared in accordance with Section 2.06(a)(i) of the Disclosure Schedules and, if not inconsistent therewith, GAAP.

(ii)                                  The “Post-Closing Adjustment” shall be an amount equal to the Closing Working Capital minus the Target Working Capital.  If the Post-Closing Adjustment is a positive number, Buyer shall pay to Seller an amount equal to the Post-Closing Adjustment.  If the Post-Closing Adjustment is a negative number, Seller shall pay to Buyer an amount equal to the Post-Closing Adjustment.

(b)                                 Examination and Review.

(i)                                     Examination.  After receipt of the Closing Working Capital Statement, Seller shall have thirty (30) days (the “Review Period”) to review the Closing Working Capital Statement.  During the Review Period, Seller and Seller’s Accountants shall have full access to the relevant books and records of Buyer, the personnel of, and work papers prepared by, Buyer or Buyer’s Accountants to the extent that they relate to the Closing Working Capital Statement and to such historical financial information (to the extent in Buyer’s possession) relating to the Closing Working Capital Statement as Seller may reasonably request for the purpose of reviewing the Closing Working Capital

Statement and to prepare a Statement of Objections; provided that such access shall be in a manner that does not interfere with the normal business operations of Buyer.

(ii)                                  Objection.  On or prior to the last day of the Review Period, Seller may object to the Closing Working Capital Statement by delivering to Buyer a written statement setting forth Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for Seller’s disagreement therewith (the “Statement of Objections”).  To the extent Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by Seller.  If Seller delivers the Statement of Objections before the expiration of the Review Period, Buyer and Seller shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by Buyer and Seller, shall be final and binding.

(iii)                               Resolution of Disputes.  If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (the “Disputed Amounts”) shall be submitted for resolution to the office of KPMG LLP, located in Chicago, Illinois, or, if KPMG LLP is unable to serve, Buyer and Seller shall appoint by mutual agreement the office of an impartial nationally or regionally recognized firm of independent certified public accountants other than Seller’s Accountants or Buyer’s Accountants (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Working Capital Statement.  The parties hereto agree that all adjustments shall be made without regard to materiality.  The Independent Accountants shall resolve solely those matters identified in the Statement of Objections to be Disputed Amounts and identify appropriate adjustments to the Closing Working Capital Statements, but shall have no authority to resolve amounts that are not Disputed Amounts or any other dispute or resolution involving the interpretation, or meaning, or performance by any party under any provision of this Agreement or any other agreement entered into in connection herewith.  Each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively.  Buyer represents and warrants to Seller that Buyer has no existing or prior relationship or is otherwise associated with the Independent Accountants named above.  Seller represents and warrants to Buyer that Seller has no existing or prior relationship or is otherwise associated with the Independent Accountants named above.

(iv)                                                      Fees of the Independent Accountants.  Each of Seller and Buyer shall pay fifty percent (50%) of the fees and expenses of the Independent Accountants.

(v)                                 Determination by Independent Accountants.  The Independent Accountants shall make a determination set forth in writing as soon as practicable within thirty (30) days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Working Capital Statement or the Post-Closing Adjustment shall be conclusive and binding upon the parties hereto.  Any determination by the Independent Accountants regarding any matter other than the Disputed Amounts shall not be binding on the parties hereto.

(vi)                              Payments of Post-Closing Adjustment.  Except as otherwise provided herein, any payment of the Post-Closing Adjustment shall (A) be due within five (5) Business Days of acceptance (or deemed acceptance) of the applicable Closing Working Capital Statement or if there are Disputed Amounts, then within five (5) Business Days of the resolution described in Section 2.06(b)(v) above; and (B) be paid by wire transfer of immediately available funds to such account as is directed by Buyer or Seller, as the case may be.  If Seller fails to pay any Post-Closing Adjustment owing to Buyer hereunder when due, Buyer may, at its sole option, cause the Escrow Agent to pay to Buyer any amount equal to the full amount of such Post-Closing Adjustment pursuant to the terms of the Escrow Agreement.  In addition, Seller shall, and Seller Parent shall cause Seller to, pay Buyer any amounts by which the Post-Closing Adjustment exceeds amounts paid from Escrow Agent to Buyer under the Escrow Agreement.

(c)                                  Adjustments for Tax Purposes.  Any payments made pursuant to Section 2.06 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 2.07                            Allocation of Purchase Price.  Buyer and Seller agree that the Purchase Price and the Assumed Liabilities (plus other relevant items), as adjusted pursuant to Section 2.06 or ARTICLE VII, shall be allocated among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder.  Without limiting the foregoing, Buyer and Seller agree that $4,512,134 of the Purchase Price shall be allocated to the Real Property.  Buyer and Seller shall use commercially reasonable efforts to reach an agreement as to the allocation of the remaining portion of the Purchase Price and the Assumed Liabilities among all other classes of assets included in the Purchased Assets no later than the date on which the Closing Working Capital Statement, as finally adjusted in accordance with Section 2.06, is determined.  If within ten (10) days after such date Buyer and Seller have not reached a written agreement as to the allocation of the remaining portion of the Purchase Price and the Assumed Liabilities among any or all of the Purchased Assets (other than the Real Property), then Buyer or Seller may, on behalf of both parties, engage an independent property valuation firm to which such other party has consented, such consent not to be unreasonably withheld, to appraise the fair market value of such Purchased Assets and render such allocation among them, which allocation shall be final and binding on the parties, absent manifest error.  Such engagement shall entail express instructions to such firm that it is deemed to be jointly engaged by Buyer and Seller and that such firm shall render its allocation as a neutral expert.  Each of Seller and Buyer shall pay fifty percent (50%) of the fees and expenses of such independent property valuation firm.

Section 2.08                            Third Party Consents.  To the extent that Seller’s rights under any Contract or Permit constituting a Purchased Asset may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller Parent and Seller, at their expense, shall each use commercially reasonable efforts to obtain any such required consent(s) as promptly as possible within the one hundred twenty (120) days following the Closing Date.

ARTICLE III
CLOSING

Section 3.01                            Closing.  Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Snell & Wilmer, L.L.P., 15 West South Temple, Suite 1200, Salt Lake City, Utah 84101 at 10:00 a.m., Mountain Standard Time, on the date hereof, or at such other time, date or place as Seller and Buyer may mutually agree upon in writing.  The date on which the Closing is to occur is herein referred to as the “Closing Date.”  The Closing shall be deemed to occur as of 12:01 a.m., South Carolina time, on the Closing Date.

Section 3.02                            Closing Deliverables.

(a)                                  At the Closing, Seller shall deliver to Buyer the following:

(i)                                                             a counterpart of the signature page to this Agreement, duly executed by Seller and Seller Parent;

(ii)                                  a bill of sale in the form as mutually agreed between Buyer and Seller (the “Bill of Sale”), duly executed by Seller, transferring the Tangible Personal Property included in the Purchased Assets to Buyer;

(iii)                               an assignment and assumption agreement in the form as mutually agreed between Buyer and Seller (the “Assignment and Assumption Agreement”), duly executed by Seller, effecting the assignment to and assumption by Buyer of the intangible personal property included in the Purchased Assets and the Assumed Liabilities;

(iv)                              a Trademark and Domain Name Assignment in the form as mutually agreed between Buyer and Seller (the “Trademarks and Domain Names Assignment”), duly executed by Seller;

(v)                                 an Assignment of Patent Application in the form as mutually agreed between Buyer and Seller (the “Patent Application Assignment”), duly executed by Seller;

(vi)                              a certificate of the Manager of Seller certifying (A) that attached thereto are true and complete copies of all resolutions adopted by the Manager and requisite number of members of Seller authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (B) the names and signatures of the managers or officers of Seller authorized to sign this Agreement and the other the Transaction Documents;

(vii)                           the Escrow Agreement, duly executed by Seller;

(viii)                        non-compete, proprietary information and invention assignment agreements in form and substance satisfactory to Buyer, duly executed by those employees or service providers of Seller listed in Section 3.02(a)(viii) of the Disclosure Schedules;

(ix)                                with respect to the Real Property, a limited warranty deed in form and substance mutually agreed between Buyer and Seller (the “Deed”) and duly executed and notarized by Seller;

(x)                                   a written commitment, in form and substance satisfactory to Buyer, for an ALTA owner’s title insurance policy (at Seller’s expense) with respect to the Real Property, issued by a nationally recognized title insurance company acceptable to Buyer, written as of the Closing Date, insuring Buyer in such amounts and together with such endorsements, and otherwise in such form, as Buyer and Seller shall mutually agree, and such title insurance policy shall insure fee simple title in Buyer to the Real Property, free and clear of all Encumbrances other than Permitted Encumbrances and those listed in Section 4.10(a)(i) of the Disclosure Schedules;

(xi)                                a certification to Buyer, signed and acknowledged by Seller under penalties of perjury, certifying that Seller is not a nonresident alien, foreign corporation, foreign partnership, foreign trust, foreign estate, or other foreign person within the meaning of Section 1445 and 7701 of the Internal Revenue Code of 1986 and the related Treasury Regulations;

(xii)                             a settlement statement with respect to the conveyance of the Real Property, in form and substance acceptable to Buyer and Seller, for the pro rata allocation between Seller and Buyer of real property Taxes, utility charges, conveyance fees and other costs related to the ownership and conveyance of the Real Property that are typically allocated to a seller and purchaser of real property in the jurisdiction in which the Real Property is located, duly executed by Seller (the “Settlement Statement”);

(xiii)                          a Certificate of Tax Compliance with respect to Seller issued by the State of South Carolina, dated not earlier than thirty (30) days before the Closing Date (a “Tax Clearance Certificate);

(xiv)                         consents executed by all necessary parties to permit Buyer to assume Seller’s interest in those Assigned Contracts listed on Section 3.02(a)(xiv) of the Disclosure Schedules;

(xv)                            an amendment to Seller’s certificate of formation and other Organizational Documents in forms satisfactory to Buyer and Seller, duly executed and prepared for filing with the Secretary of State of the State of Delaware, changing the name of Seller to a name that is not similar to the name of the Business, does not contain any of the following words (or combination, plural or derivative thereof):  “Forgitron” or “Wheels”;

(xvi)                         such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer and Seller, as may be required to give effect to this Agreement, including any documents reasonably required by the title insurer in connection with issuing Buyer’s title policy(ies) in connection with its purchase of the Real Property.

(b)                                 At the Closing, Buyer shall deliver to Seller the following:

(i)                                     a counterpart of the signature page to this Agreement, duly executed by Buyer and Buyer Parent;

(ii)                                  the Purchase Price less the Escrow Amount;

(iii)                               the Assignment and Assumption Agreement, duly executed by Buyer;

(iv)                              the Settlement Statement, duly executed by Buyer;

(v)                                 a certificate of the Manager of Buyer, certifying (A) that attached thereto are true and complete copies of all resolutions adopted by the Manager of Buyer authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (B) the names and signatures of the managers or officers of Buyer authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder;

(vi)                              the Escrow Agreement, duly executed by Buyer; and

(vii)                           a resale certificate for each taxing jurisdiction in which any Inventory is located if Seller would incur any liability or obligation for any Taxes under applicable Laws in the absence of such certificate.

(c)                                  At the Closing, Buyer shall deliver the Escrow Amount to the Escrow Agent pursuant to the Escrow Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this ARTICLE IV are true and correct as of the date hereof, provided, however, that the disclosure of an item in one Section of the Disclosure Schedules shall be deemed to modify and qualify both (i) the representations and warranties in the Section of this Agreement to which it corresponds in number, and (ii) any other representation and warranty of Seller in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty.  It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material.

Section 4.01                            Organization and Qualification of Seller.  Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as currently conducted.  Section 4.01 of the Disclosure Schedules sets forth each jurisdiction in which Seller is licensed or qualified to do business, and Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary, except where failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

Section 4.02                            Authority of Seller.  Seller has full limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Seller.  This Agreement and each other Transaction Document to which Seller is a party has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement and each other Transaction Document to which Seller is a party constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).

Section 4.03                            No Conflicts; Consents.  The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of formation, limited liability company agreement or other Organizational Documents of Seller; (b) assuming compliance with the last sentence of this Section 4.03 and of Section 5.03, conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, the Business or the Purchased Assets; (c) subject to obtaining the consents referred to in Section 4.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract or Permit to which Seller is a party or by which Seller or the Business is bound or to which any of the Purchased Assets are subject; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on the Purchased Assets.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 4.04                            Financial Statements.  Complete copies of the audited financial statements consisting of the balance sheet of Seller as of December 31, 2008, December 31, 2009 and December 31, 2010 and the related statements of income, members’ equity and retained earnings and cash flow for the years then ended (the “Year End Financial Statements”), and unaudited financial statements consisting of the balance sheet of Seller as of March 31, 2011 and the related statements of income and retained earnings, members’ equity and cash flow for the three (3) month period then ended (the “Interim Financial Statements” and together with the Year End Financial Statements, the “Financial Statements”) are included in the Disclosure Schedules.  The Financial Statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the Interim Financial Statements, to year-end adjustments and the absence of notes.  The Financial Statements are based on the books and records of Seller, are true, complete and correct in all material respects and fairly present in all material respects the financial condition of Seller as of the respective dates they were prepared and the results of the operations of Seller for the periods indicated.  The balance sheet of Seller as of December 31, 2010 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of Seller as of March 31, 2011 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.  Seller maintains a standard system of internal controls and accounting established and administered in accordance with GAAP.

Section 4.05                            Undisclosed Liabilities.  Seller has no accrued Liabilities and, to the Knowledge of Seller, no other Liabilities except in each case (a) those which are adequately reflected or reserved against in the Interim Balance Sheet as of the Interim Balance Sheet Date, (b) those which have been incurred in the Ordinary Course of

Business since the Interim Balance Sheet Date, and (c) those that are not material either individually or in the aggregate and that are not required to be shown on the Financial Statements in accordance with GAAP.

Section 4.06                            Absence of Certain Changes, Events and Conditions.  Since the Interim Balance Sheet Date, there has not been any:

(a)                                  Material Adverse Effect;

(b)                                 declaration or payment of any dividends or distributions on or in respect of any limited liability company interest of Seller or redemption, purchase or acquisition of limited liability company interest of Seller;

(c)                                  material change in any method of accounting or accounting practice for the Business, except as required by GAAP or as disclosed in the notes to the Financial Statements, if any;

(d)                                 material change in Seller’s cash management practices and policies, practices and procedures with respect to collection of Accounts Receivable, establishment of reserves for uncollectible Accounts Receivable, accrual of Accounts Receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(e)                                  entry by Seller into any Contract that would constitute a Material Contract;

(f)                                    incurrence, assumption or guarantee by Seller of any indebtedness for borrowed money, except unsecured current obligations and Liabilities incurred in the Ordinary Course of Business;

(g)                                 transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Balance Sheet that would fall within a category of assets included in the Purchased Assets, except for the sale of Inventory in the Ordinary Course of Business and the collection of Accounts Receivable in the Ordinary Course of Business;

(h)                                 cancellation of any debts or claims or amendment, termination or waiver of any rights constituting Purchased Assets other than in the Ordinary Course of Business;

(i)                                     transfer, assignment or grant by Seller of any license or sublicense of any material rights under or with respect to any Intellectual Property Assets or Intellectual Property Licenses or any claim that Seller has infringed any third party intellectual property rights or claim that any of the Intellectual Property is invalid for any reason;

(j)                                     material damage, destruction or loss, or any material interruption in use, of any Purchased Assets, whether or not covered by insurance;

(k)                                  acceleration, termination, material modification to or cancellation of any Material Contract or Permit other than the expiration or termination of any Material Contract or Permit in accordance with its terms;

(l)                                     material capital expenditures which would constitute an Assumed Liability;

(m)                               imposition of any Encumbrance, other than a Permitted Encumbrance, upon any of the Purchased Assets;

(n)                                 other than as provided for in any written agreement or consistent with past practice, grant by Seller of any bonuses, whether monetary or otherwise, any general wage or salary increases in respect of any Employees, or any change in the terms of employment with Seller for any Employee;

(o)                                 entry by Seller into or termination by Seller of any employment agreement or collective bargaining agreement covering any of the Employees, written or oral, or modification of the terms of any such existing agreement;

(p)                                 loan by Seller to, or entry by Seller into any other transaction with, any Employees;

(q)                                 adoption by Seller of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(r)                                    purchase, lease or other acquisition of the right to own, use or lease any property or assets of Seller in an amount in excess of $25,000, individually (in the case of a lease, per annum) or $100,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of Inventory or supplies in the Ordinary Course of Business;

(s)                                  adoption, amendment, modification or termination by Seller of any bonus, profit sharing, incentive, severance, or other plan, Contract or commitment for the benefit of any Employees (or any such action taken with respect to any other employee benefit plan); or

(t)                                    any Contract entered into by Seller to do any of the foregoing.

Section 4.07                            Material Contracts.

(a)                                  Section 4.07(a) of the Disclosure Schedules lists each of the following Contracts (y) by which any of the Purchased Assets is bound or affected or (z) to which Seller is a party or by which it is bound, but, in each case, excluding Ordinary Course Contracts:

(i)                                     all Contracts which, in each case, cannot be cancelled without penalty or without more than ninety (90) days advance notice;

(ii)                                  all Contracts that require Seller to purchase or sell a stated portion of the requirements or outputs or that contain “take or pay” provisions;

(iii)                               all Contracts that provide for the indemnification of any Person or the assumption of any Tax, Environmental Claim or other Liabilities of any Person;

(iv)                              all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock or equity, sale of assets or otherwise);

(v)                                 all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(vi)                              all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) and which are not cancellable without material penalty or without more than ninety (90) days notice;

(vii)                           except for Contracts relating to trade receivables, all Contracts relating to indebtedness (including guarantees);

(viii)                        all Contracts with any Governmental Authority;

(ix)                                all Contracts that limit or purport to limit the ability of Seller to compete in any line of business or with any Person or in any geographic area or during any period of time;

(x)                                   all joint venture, partnership or similar Contracts;

(xi)                                all Contracts for the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets;

(xii)                             all powers of attorney of Seller or the Purchased Assets;

(xiii)                          all collective bargaining agreements or Contracts with any labor organization, union or association; and

(xiv)                         all other Contracts that are material to Seller, the Purchased Assets or the operation of the Business and not previously disclosed pursuant to this Section 4.07.

For purposes of this Agreement, the Contracts listed in Section 4.07(a) of the Disclosure Schedules, the Contracts concerning the occupancy, management or operation of any Real Property, including those listed or otherwise disclosed in Section 4.10 (or any subsection thereof) of the Disclosure Schedules and all Contracts relating to Intellectual Property Assets, including those set forth in Section 4.11 of the Disclosure Schedules, but, in each case, excluding Ordinary Course Contracts, are collectively referred to herein as “Material Contracts” and each as a “Material Contract”).

(b)                                 Each Material Contract is valid, binding and enforceable against Seller and, to the Knowledge of Seller, each other party thereto in accordance with its terms and is in full force and effect (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).  Seller has not received any written notice of any actual or threatened bankruptcy, receivership or insolvency of any Person that is a party to a Material Contract.  Neither Seller nor, to the Knowledge of Seller, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any written notice of any intention to terminate, any Assigned Contract.  Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.  There are no disputes pending or, to the Knowledge of Seller, threatened under any Material Contract.

Section 4.08                            Title to Purchased Assets.  Seller has good and valid title to all of the Purchased Assets and all of the Purchased Assets are in the possession or under the control of Seller.  All such Purchased Assets are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(a)                                  liens for Taxes, assessments, governmental charges or levies, or water, sewer or other utility charges, in each case, not yet due and payable or being contested in good faith by appropriate procedures, and with respect to all such matters being contested, they are disclosed in Section 4.08 of the Disclosure Schedules and adequate accruals or reserves are included on the Interim Balance Sheet to the extent required under GAAP;

(b)                                 mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the Ordinary Course of Business which are not, individually or in the aggregate, material to the Business or the Purchased Assets; or

(c)                                  matters affecting the Real Property as listed in Section 4.10 of the Disclosure Schedules;

(d)                                 easements, covenants, conditions, restrictions, rights of way, encroachments, irregularities of title, zoning ordinances and other similar matters affecting the Real Property, which do not prohibit or materially interfere with the current operation of the Real Property and which do not render title to the Real Property unmarketable or uninsurable; and

(e)                                  all other Encumbrances disclosed in Section 4.08 of the Disclosure Schedules.

Section 4.09                            Condition and Sufficiency of Assets.

(a)                                  The buildings, improvements, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of Tangible Personal Property included in the Purchased Assets are structurally sound, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

(b)                                 The Purchased Assets are sufficient in all material respects for the continued conduct of the Business as currently conducted and, except for the Excluded Assets, constitute all of the rights, property and assets necessary to conduct the Business as currently conducted.  Seller does not, and since the Seller Acquisition Date has not, conducted any business or line of business not within the Business.

Section 4.10                            Real Property.

(a)                                  Section 4.10(a) of the Disclosure Schedules sets forth each parcel of real property owned by Seller (together with all buildings, fixtures, structures and improvements situated thereon and all easements, rights-of-way and other rights and privileges appurtenant thereto, collectively, the “Real Property”), including with respect to each property, the address or location and use.  Since the Seller Acquisition Date, except for the Real Property, Seller has not owned, leased (as tenant), subleased (as subtenant), occupied or otherwise used any real property, whether in connection with the conduct of the business or otherwise.  With respect to the Real Property:

(i)                                     Seller has good and insurable fee simple title to the Real Property, free and clear of all Encumbrances, except (A) Permitted Encumbrances and (B) those Encumbrances set forth on Section 4.10(a)(i) of the Disclosure Schedules; and at Closing Seller shall have conveyed to Buyer good and insurable fee simple title to the Real Property;

(ii)                                  to the Knowledge of Seller, no Person has any unrecorded right, title or interest in the Real Property, whether by right of adverse possession, prescriptive easement or otherwise;

(iii)                               no work in excess of $25,000 has been performed on or about the Real Property or to any improvements located thereon within six (6) months prior to the date hereof that could give rise to any mechanics’ or materialmen’s liens whatsoever;

(iv)                                                      Seller has not (A) entered into any lease with respect to all or any part of the Real Property, (B) granted to any third party any license or other right of possession, occupancy or use of any part of the Real Property, or (C) entered into or granted any agreement, arrangement, option, contract, right of first offer or right of first refusal to purchase the Real Property or any portion thereof or interest therein;

(v)                                 Seller has not received any written notice that the Real Property is being operated in violation of any covenants, easements, and restrictions affecting the Real Property;

(vi)                              to the Knowledge of Seller, all of the improvements and buildings on the Real Property were constructed in a good and workmanlike manner, are structurally sound, are in good and proper working condition and repair, normal wear and tear excepted, and are useful for their intended purposes, including use for the operation of the Business;

(vii)                           to the Knowledge of Seller, the roof, heating, air conditioning, plumbing, electrical and other mechanical apparatus and appliances on the Real Property are operative and in good working condition, normal wear and tear excepted; and

(viii)                        Seller has not received any written notices from any insurance company of any defects or any inadequacies in the Real Property or any part thereof which would adversely affect the insurability of the Real Property.

(b)                                 Seller has not received any written notice of (i) violations of building codes or zoning ordinances or other Laws affecting the Real Property, (ii) existing, pending or threatened condemnation proceedings affecting the Real Property, (iii) any pending Action for the imposition of any special assessment or the formation of a special assessment district, or (iv) existing, pending or threatened zoning, building code or other moratorium Actions, or similar matters which could reasonably be expected to adversely affect the ability to operate the Real Property as currently operated, except for existing zoning requirements.  Neither the whole nor any material portion of any Real Property has been damaged or destroyed by fire or other casualty that has not been restored.

(c)                                  Seller has not received any written notifications, restrictions, or stipulations from any Governmental Authority requiring any work to be done on the Real Property.

(d)                                 Seller has complied, in all material respects, with all Laws applicable to the Real Property and the operations presently being conducted by Seller upon the Real Property.

(e)                                  The Real Property is sufficient for the continued conduct of the Business as currently conducted and constitutes all of the real property necessary to conduct the Business as currently conducted.

The representations and warranties in this Section 4.10 are Seller’s sole and exclusive representations and warranties regarding compliance with Laws applicable to the Real Property.

Section 4.11                            Intellectual Property.

(a)                                  Section 4.11(a) of the Disclosure Schedules lists all (i) Intellectual Property Registrations and (ii) non-registered Intellectual Property Assets (including material copyrights and proprietary software but excluding trade secrets) that are material to the Business.  All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing.  Seller has made available to Buyer true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property Registrations.  Seller has not received any written notice that any trademark, service mark or trade name included in the Intellectual Property Assets has been or is now involved in any opposition, invalidation or cancellation proceeding and, to the Knowledge of Seller, no such action is threatened with respect to any such trademark, service mark or trade name.

(b)                                 Seller owns all right, title and interest in and to the Intellectual Property Assets, free and clear of Encumbrances, other than Permitted Encumbrances, or otherwise has the right to use the Intellectual Property Assets pursuant to an Intellectual Property License.

(c)                                  Section 4.11(c) of the Disclosure Schedules lists all Intellectual Property Licenses.

(d)                                 To the Knowledge of Seller, the Intellectual Property Assets and Intellectual Property Licenses, and their use in the conduct of the Business as conducted by Seller have not and do not infringe, violate or misappropriate the Intellectual Property of any Person.  Seller has not received any written communication, and no Action has been settled or, to the Knowledge of Seller, instituted or threatened, that alleges any such infringement, violation or misappropriation by Seller or the Business, and none of the Intellectual Property Assets or Intellectual Property Licenses are subject to any outstanding Governmental Order.

(e)                                  Section 4.11(e) of the Disclosure Schedules lists all licenses, sublicenses and other agreements pursuant to which Seller grants rights or authority to any Person with respect to any Intellectual Property Assets or Intellectual Property Licenses.

(f)                                    To the Knowledge of Seller, no Person has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any Intellectual Property Asset or Intellectual Property License.

(g)                                 Seller has taken reasonable precautions to protect the secrecy, confidentiality and value of its material trade secrets.  Seller has the right to use its trade secrets.

(h)                                 With respect to Internet URL addresses included in the Intellectual Property Assets, Seller is the party of record as the registrant for each such Internet URL address.

Section 4.12                            Inventory.  All Inventory, whether or not reflected in the Balance Sheet, consists of a quality and quantity usable in the Ordinary Course of Business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established and identified on the Financial Statements.  All Inventory is owned by Seller free and clear of all Encumbrances other than Permitted Encumbrances, and no Inventory is held on a consignment basis.

Section 4.13                            Accounts Receivable.  The Accounts Receivable reflected on the Interim Balance Sheet and the Accounts Receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by Seller involving the sale of goods or the rendering of services in the Ordinary Course of Business; (b) to the Knowledge of Seller, constitute only valid, undisputed claims of Seller not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of Business, and (c) subject to a reserve for bad debts shown on the Interim Balance Sheet, or with respect to Accounts Receivable arising after the Interim Balance Sheet Date, on the accounting records of the Business, are, to the Knowledge of Seller, collectible in full within ninety (90) days after billing.

Section 4.14                            Customers and Suppliers.

(a)                                  Section 4.14(a) of the Disclosure Schedules sets forth with respect to the Business (i) the name of each of the twenty (20) largest customers of Seller for each of the two (2) most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods.  To the Knowledge of Seller, (x) no Material Customer has ceased, or intends to cease after the Closing, to use the goods or services of the Business, or (y) to otherwise terminate or materially reduce its relationship with the Business.  Seller has not received any written notice that any Material Customer has ceased, or intends to cease after the Closing, to use the goods or services of the Business or to otherwise terminate or materially reduce its relationship with the Business.

(b)                                 Section 4.14(b) of the Disclosure Schedules sets forth with respect to the Business (i) the twenty (20) largest suppliers of Seller for each of the two (2) most recent fiscal years and sets forth opposite the name of each such supplier, the approximate percentage of purchase by Seller attributable to such supplier for each such period (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each supplier during such periods.  To the Knowledge of Seller, (x) no Material Supplier has ceased, or intends to cease after the Closing, to supply goods or services to the Business, or (y) to otherwise terminate or materially reduce its relationship with the Business.  Seller has not received any written notice that any of the Material Suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

Section 4.15                            Insurance.  Section 4.15 of the Disclosure Schedules sets forth (a) a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, vehicular, fiduciary liability, advertising injury, and other casualty and property insurance maintained by or for the benefit of Seller and relating to the Business, the Purchased Assets or the Assumed Liabilities, but excluding any insurance policy maintained by Jatca, Inc. or Skills Employment Personnel, Inc. with respect to Persons employed by Jatca, Inc. or Skills Employment Personnel, Inc. and provided to Seller as contractors for the Business (collectively, the “Insurance Policies”); (b) with respect to Seller, the Purchased Assets or the Assumed Liabilities, a list of all pending claims and the claims history for Seller since December 31, 2008; and (c) with respect to the Business, the Purchased Assets or the Assumed Liabilities, the loss experienced for all claims since December 31, 2008 that were self-insured by Seller, including the number and aggregate costs of such claims.  There are no claims related to Seller, the Purchased Assets or the Assumed Liabilities pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.  Seller has not received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies.  All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued.  None of Seller or any of its Affiliates that maintains any Insurance Policy is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy.

Section 4.16                            Legal Proceedings; Governmental Orders.

(a)                                  There are no Actions pending or, to Seller’s Knowledge, threatened against or by Seller (i) relating to or affecting Seller, the Purchased Assets or the Assumed Liabilities; or (ii) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  To the Knowledge of Seller, no event has occurred or circumstances exists involving the injury or death of any individual or the loss of or damage caused to any property that could reasonably be expected to give rise to, or serve as a basis for, any such Action reasonably expected to result in a Liability of greater than $100,000.

(b)                                 There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against Seller, the Business, the Purchased Assets or the Assumed Liabilities.  Seller is in compliance with the terms of each Governmental Order set forth in Section 4.16(b) of the Disclosure Schedules.

Section 4.17                            Compliance With Laws; Permits.

(a)                                  Seller has complied since the Seller Acquisition Date, and is now complying, in each case, in all material respects, with all Laws (except for Laws related to the Real Property, which are addressed in Section 4.10, Environmental Laws, which are addressed in Section 4.18, Laws related to employee matters, which are addressed in Section 4.20 and Tax Laws, which are addressed in Section 4.21) applicable to the conduct of the Business as currently conducted or Seller’s ownership and use of the Purchased Assets.

(b)                                 All Permits (except for Environmental Permits which are addressed in  Section 4.18) required for Seller to conduct the Business as currently conducted or for the ownership and use of the Purchased Assets have been obtained by Seller and are valid and in full force and effect, except where failure to obtain any such Permit or to maintain any such Permit in full force and effect would not have a Material Adverse Effect.  Seller is, and at all times has been, in material compliance with all such Permits.  All fees and charges with respect to such Permits that were due and payable on or prior to the date hereof have been paid in full.  Section 4.17(b) of the Disclosure Schedules lists all current Permits (except for Environmental Permits which are addressed in Section 4.18)

issued to Seller which are related to the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets, including the names of the Permits and their respective dates of issuance and expiration.  To the Knowledge of Seller, no event has occurred that with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 4.17(b) of the Disclosure Schedules. Seller has not received any notice of the pending or threatened revocation, suspension, lapse or limitation of any Permit set forth in Section 4.17(b) of the Disclosure Schedules.

(c)                                  Neither Seller nor, to the Knowledge of Seller, any member, manager, director, officer, employee or other Person, in each case, acting on behalf of, for or associated with Seller, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Governmental Authority or other Person, private or public, regardless of form, whether in money, property, services or other benefit (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Seller, in each case, in violation of any applicable Law.

Section 4.18                            Environmental Matters.

(a)                                  Seller, the Business and the Purchased Assets are currently, and since the Seller Acquisition Date have been, in compliance in all material respects with all applicable Environmental Laws.  Since the Seller Acquisition Date, Seller has not received from any Person, with respect to the Business or the Purchased Assets, any (i) Environmental Notice; (ii) Environmental Claim; or (iii) written request for information pursuant to Environmental Law.

(b)                                 Seller has obtained and is in compliance in all material respects with each Environmental Permit (each of which is disclosed in Section 4.18(b) of the Disclosure Schedules)  necessary for the Business as currently conducted or the ownership, lease, operation or use of the Purchased Assets, and each such Environmental Permit is in full force and effect.  To the Knowledge of Seller, there is no condition, event or circumstance that might prevent or impede the transfer from Seller to Buyer of any transferable Environmental Permit. Seller has not received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of any Environmental Permit.

(c)                                  Seller has not received any, and to the Knowledge of Seller, there is no, Environmental Claim that would reasonably be expected to prevent or impede, after the Closing Date, the conduct of the Business as currently conducted or the ownership, operation or use of the Purchased Assets as currently operated and used.

(d)                                 The Real Property is not and, to the Knowledge of Seller, no off-site location that has received Hazardous Materials generated by the Business is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar list maintained by any Governmental Authority.

(e)                                  Since the Seller Acquisition Date, Seller has not Released, nor has it caused or, to the Knowledge of Seller, permitted the Release by any other Person for whose conduct Seller would be liable, any Hazardous Materials into the environment in violation of Environmental Laws or in a manner that would reasonably be expected to result in a material Liability to the Business under any Environmental Law.

(f)                                    Section 4.18(f) of the Disclosure Schedules contains (i) to the Knowledge of Seller, a complete and accurate list of all active or abandoned aboveground or underground storage tanks on the Real Property, and (ii) a complete and accurate list of any such storage tanks that have been removed from the Real Property since the Seller Acquisition Date.

(g)                                 Section 4.18(g) of the Disclosure Schedules contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller in connection with the Business or the Purchased Assets since the Seller Acquisition Date.  To the Knowledge of Seller, none of those facilities or locations has been listed or proposed for listing on the National Priorities List (or CERCLIS) under CERCLA, or any similar list and Seller has not received any Environmental Notice regarding off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Seller.

(h)                                 Seller has not retained or assumed, by contract or operation of Law, any Environmental Claim or Liabilities or obligations of or owed to third parties under Environmental Law.

(i)                                     Seller has provided or otherwise made available to Buyer and has listed in Section 4.18(i) of the Disclosure Schedules: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the Business or the Purchased Assets or any real property currently or formerly owned, leased or operated by Seller in connection with the Business which are in the possession or control of Seller related to compliance with Environmental Law, any Environmental Claim or any Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution, manage waste or otherwise ensure compliance with current or future Environmental Law (including costs of Hazardous Materials handling, removal, abatement, cleanup, remediation; pollution control; and operational changes) with respect to the Business or the Purchased Assets.

(j)                                     Neither Seller nor any Affiliate thereof owns or controls any air quality emission or renewable energy credits, energy conservation credits, benefits, offsets or allowances, emission reduction credits or words of similar import or regulatory effect (including emissions reduction credits or allowances under all applicable emission trading, compliance or budget programs, or any other federal, state or regional emission, renewable energy or energy conservation trading or budget program) for the development, construction, ownership, lease, operation, use or maintenance of the Business or any of the Purchased Assets.

The representations and warranties in this Section 4.18 are Seller’s sole and exclusive representations and warranties regarding environmental matters related to the Business.

Section 4.19                            Employee Benefit Matters.

(a)                                  Seller does not, and since the Seller Acquisition Date has not, maintained any benefit, retirement, employment, compensation, incentive, equity option, restricted equity, membership unit appreciation rights, phantom equity, change in control, severance, vacation, paid time off, fringe-benefit or other similar agreement, plan, policy, program or other arrangement other than Seller’s Incentive Equity Plan.  Seller has no liability for any payments under such Incentive Equity Plan.

(b)                                 Neither Seller nor any of its ERISA Affiliates has ever established, maintained or contributed to, or had an obligation to maintain or contribute to, any employee benefit plan that is subject to Title IV of ERISA.

Section 4.20                            Employment Matters.

(a)                                  Section 4.20(a) of the Disclosure Schedules contains a list of all Employees, independent contractors and consultants, and other individual service providers of Seller as of the date hereof, and sets forth for each such individual the following: (i) name, (ii) title or position, (iii) hire date or date of commencement of services, (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof.  To the Knowledge of Seller, all commissions, bonuses and other compensation payable to Employees, consultants, independent contractors and other service providers of Seller for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of Seller with respect to any commissions, bonuses or other compensation.

(b)                                 Seller is not a party to, or bound by, any collective bargaining or other Contract with a labor organization representing any Employees, and, to Seller’s Knowledge, there are no labor organizations representing, purporting to represent or attempting to represent any Employee.  Since the Seller Acquisition Date, there has not been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting Seller or, to the Knowledge of Seller, any of its Employees.

(c)                                  Seller is and since the Seller Acquisition Date Seller has been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices to the extent they relate to the Employees, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, health and safety, workers’ compensation, leaves of absence and unemployment insurance.  All individuals characterized and treated by Seller as consultants or contractors of the Business are properly treated as independent contractors under all applicable Laws.  There are no Actions against Seller pending, or to Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee, consultant or independent contractor of the Business, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

(d)                                 Seller has complied in all material respects with the WARN Act, has taken no action that would trigger the WARN Act and it has no plans to undertake any action in the future that would trigger the WARN Act.

The representations and warranties in this Section 4.20 are Seller’s sole and exclusive representations and warranties regarding employment matters.

Section 4.21                            Taxes.

(a)                                  All Tax Returns required to be filed by Seller or Seller Parent for any Pre-Closing Tax Period have been, or will be, timely filed.  Such Tax Returns are, or will be, true, complete and correct in all material respects.  All Taxes due and owing by Seller or Seller Parent (whether or not shown on any Tax Return) for any Pre-Closing Tax Period have been, or will be, timely paid.

(b)                                 Seller, and Seller Parent to the extent applicable to Seller, has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c)                                  Neither Seller nor Seller Parent has requested any extension of time within which to file any Tax Return, which Tax Return pertaining to Seller has since not been filed.

(d)                                 No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Seller.

(e)                                  Section 4.21(e) of the Disclosure Schedules lists (i) all Tax Returns filed by or on behalf of Seller, and (ii) all of the jurisdictions with respect to which Seller has a duty to file such Tax Returns.  No claim has been made by a Taxing Authority in a jurisdiction where Seller, or Seller Parent as it relates to Seller, does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

(f)                                    All deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority of the Tax Returns of, or including, Seller have been fully paid, and to the Knowledge of Seller, there are no other audits or investigations by any Taxing Authority in progress, nor has Seller or, to the extent applicable to Seller or the Business, Seller Parent received any written notice from any Taxing Authority that it intends to conduct such an audit or investigation.

(g)                                 There are no pending or, to the Knowledge of Seller, threatened Actions against Seller or, to the extent applicable to Seller or the Business, Seller Parent by any Taxing Authority.

(h)                                 There are no Encumbrances for Taxes upon any of the Purchased Assets nor, to the Knowledge of Seller, is any Taxing Authority in the process of imposing any Encumbrances for Taxes on any of the Purchased Assets (other than for current Taxes not yet due and payable).

(i)                                     Neither Seller nor Seller Parent is a “foreign person” as that term is used in Treasury Regulation Section 1.1445-2.

(j)                                     Neither Seller nor Seller Parent is, or has been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(k)                                  Each of Seller and, solely with respect to income from the Business, Seller Parent, has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(l)                                     To the Knowledge of Seller, none of the Purchased Assets is property that Seller is required to treat as being owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended.

(m)                               To the Knowledge of Seller, none of the Purchased Assets is tax-exempt use property within the meaning of Section 168(h) of the Code.

(n)                                 Neither Seller nor Seller Parent is subject to a private letter ruling of the Internal Revenue Service or comparable rulings of any Taxing Authority.

(o)                                 To the Knowledge of Seller, there is no material property or obligation of Seller, including uncashed checks to vendors, customers or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property Laws.

(p)                                 To the Knowledge of Seller, all of the property of Seller that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate Taxing Authority.

(q)                                 Since its inception, Seller has been an entity disregarded for federal tax purposes pursuant to Treasury Regulation Section 1.7701-3(b)(ii).

The representations and warranties in this Section 4.21 are Seller’s sole and exclusive representations and warranties regarding Tax matters.

Section 4.22                            Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

Section 4.23                            Product Warranties.  Section 4.23 of the Disclosure Schedules sets forth all of Seller’s standard form warranties made with respect to the products sold by Seller and Seller’s policies with respect to returns of products sold by Seller.  Except for such standard form warranties, Seller has not made or given any express written warranties in connection with the sale of products manufactured by Seller.

Section 4.24                            Product Recalls and Withdrawals.  Since the Seller Acquisition Date, Seller has not initiated or otherwise participated in any product recall (whether or not mandated by applicable Law) or voluntary product withdrawal with respect to any product produced, manufactured, marketed, distributed or sold by Seller.

Section 4.25                            No Implied Representation.  Notwithstanding anything contained in this ARTICLE IV or any other provision hereof, it is the explicit intent of each party hereto that Seller is making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement or in any Transaction Document to which Seller is a party, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose as to any of the Purchased Assets and it is understood that, except as expressly provided herein or in any Transaction Document to which Seller is a party, Buyer takes all of such properties and assets on an “as is” and “where is” basis.  It is understood that, except for any reserves stated in the Financial Statements, any cost estimates, projections or other predictions contained or referred to in the Disclosure Schedules and any cost estimates, projections or predictions or any other information contained or referred to in other materials that have been or shall hereafter be provided to Buyer or any of its Affiliates or Representatives are not and shall not be deemed to be representations or warranties of Seller.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this ARTICLE V are true and correct as of the date hereof.

Section 5.01                            Organization of Buyer.  Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.02                            Authority of Buyer.  Buyer has full limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite organizational action on the part of Buyer.  This Agreement and each other Transaction Document to which Buyer is a party has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement and each other Transaction Document to which Buyer is a party constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).

Section 5.03                            No Conflicts; Consents.  The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not: (a) conflict with or result in a violation or breach of, or default under, any provision of certificate of formation, limited liability company agreement or other Organizational Documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under any Contract to which Buyer is a party.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, Permits, Governmental Orders, declarations, filings or notices the failure of which to obtain or make would not prevent, or would not reasonably be expected to prevent, Buyer from consummating the transactions contemplated hereby on a timely basis.

Section 5.04                            Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer.

Section 5.05                            Legal Proceedings.  There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

Section 5.06                            Availability of Funds.  Buyer has available and will have available on the Closing Date sufficient funds to enable it to consummate the transactions contemplated hereby.

Section 5.07                            Knowledge Regarding Representations.  Buyer does not have any knowledge of any inaccuracy or misstatement in, or breach of, any representation or warranty of Seller contained herein.  For purposes of this Section 5.07, “knowledge” means the actual (and not implied or imputed) knowledge of any of those individuals listed on Schedule 5.07, without having conducted, or having any obligation to conduct, any investigation or inquiry (but including knowledge obtained by such individuals in connection with Buyer’s due diligence investigation of Seller and the Business).

ARTICLE VI
COVENANTS

Section 6.01                            Employees and Employee Benefits.  At the Closing, Buyer shall assume all of Seller’s rights and obligations under that certain letter agreement, dated December 22, 2010, between Seller and Jatca, Inc., pursuant to which Jatca, Inc. agrees to provide contract employees for use in the Business.

Section 6.02                            Confidentiality.

(a)                                  Subject to Section 6.02(b), from and after the Closing, (i) Seller shall, and shall cause its Affiliates and Representatives to, hold in confidence and not disclose or use any and all financial, technical, commercial, proprietary or other business information, whether written or oral, concerning the Business, the Purchased Assets or the Assumed Liabilities, including Intellectual Property Assets (such information, the “Buyer Confidential Information”), but excluding any and all information that exclusively concerns the Excluded Assets or the Excluded Liabilities, and (ii) Buyer shall, and shall cause its Affiliates and Representatives to, hold in confidence and not disclose or use any and all financial, technical, commercial, proprietary or other business information, whether written or oral, that concerns the business of Seller Parent or exclusively concerns the Excluded Assets or the Excluded Liabilities (such information, the “Seller Confidential Information”); provided that no such information shall be deemed Buyer Confidential Information or Seller Confidential Information to the extent that Seller or Buyer, respectively, can show that such information (A) is generally available to and known by the public through no fault of such party or any of its Affiliates or its Representatives; (B) is lawfully acquired by such party or any of its Affiliates or Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (C) is disclosed to such party by or on behalf of Seller (if such party is Buyer) or Buyer (if such party is Seller) on a non-confidential basis other than in connection with the consummation of the transactions contemplated hereby or any party’s performance hereunder.

(b)                                 Nothing in this Agreement, however, shall (i) prohibit (A) Seller or its Affiliates from using Buyer Confidential Information or (B) Buyer or its Affiliates from using Seller Confidential Information (1) as reasonably necessary to consummate the transactions contemplated by this Agreement, (2) to the extent necessary in connection with any filing requirements under applicable Law or to obtain any consents from any Person to effect the transactions contemplated by this Agreement, or (3) to enforce its rights and remedies under this Agreement or any other Transaction Document; or (ii) prohibit (A) Seller or its Affiliates from disclosing Buyer Confidential Information or (B) Buyer or its Affiliates from disclosing Seller Confidential Information (1) to its Representatives who have a need to know such information in connection with the performance of its obligations or the enforcement of its rights under of this Agreement or any other Transaction Document and who have been directed to maintain the confidentiality of such information, (2) to the extent such disclosure has been approved in writing by Seller (if the disclosing party is Buyer or any of its Affiliates) or Buyer (if the disclosing party is Seller or any of its Affiliates), or (3) to the extent required by Law, legal or regulatory proceeding or applicable stock exchange listing rules and regulations; provided, that in the case of disclosure required by this clause (3), the party required to make such disclosure shall (x) provide Buyer (if the information to be disclosed is Buyer Confidential Information) or Seller (if the information to be disclosed is Seller Confidential Information) written notice reasonably in advance of such disclosure, (y) cooperate with such notified party in its efforts to obtain a protective order or other assurances of confidential treatment and (z) in the event such a protective order or other assurances cannot be obtained with respect to all information required to be disclosed, disclose only that portion of such information that, in the opinion of such party’s counsel, is required to be disclosed; provided, however, that such party shall use reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the Buyer Confidential Information or Seller Confidential Information, as applicable, required to be disclosed.

(c)                                  This Section 6.02 shall survive until the second anniversary of the Closing Date.

Section 6.03                            Non-Competition; Non-Solicitation.

(a)                                  For a period of five (5) years commencing on the Closing Date (the “Restricted Period”), neither Seller Parent or Seller shall, nor shall they permit any of their Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an interest in any Person in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant, that engages directly or indirectly in the Restricted Business in the Territory; or (iii) cause or induce any material actual client, customer, supplier or licensor of the Business, or any other Person who has a material business relationship with the Business, to terminate or modify any such relationship.  Notwithstanding the foregoing, each of Seller and Seller Parent may (i) own, in the aggregate, directly or indirectly, solely as an investment, up to ten percent (10%) of any class of securities of any Person that neither Seller nor Seller Parent is a controlling Person of, or a member of a group which controls such Person, (ii) engage in any business that is not a Restricted Business anywhere in the world or (iii) sell or otherwise dispose of all Finished Goods inventory in existence on the Closing Date.

(b)                                 During the Restricted Period, without Buyer’s prior written consent, each of Seller Parent and Seller shall not, and shall not permit any of their Affiliates to, directly or indirectly, hire or solicit for employment or other contracted engagement any contractor provided through Jatca, Inc. working in the Business immediately prior to Closing who is offered direct employment by Buyer in connection with the Closing or whose employment through Jatca, Inc. in connection with the Business is continued by Buyer in connection with the Closing; provided, that nothing in this Section 6.03(b) shall prevent Seller Parent or any of its Affiliates from (i) making general employment solicitations to the public which are not directed specifically to any such contractors, or (ii) hiring or contractually engaging (A) any such contractor whose employment has previously been terminated by Buyer or Jatca, Inc. or (B) after one hundred eighty (180) days from the date of termination of employment, any such contractor whose employment with Buyer or Jatca, Inc. has been terminated by such contractor.

(c)                                  During the Restricted Period, without Seller or Seller Parent’s prior written consent, Buyer shall not, and shall not permit any of its Affiliates to, directly or indirectly:

(i)                                     hire or solicit for employment or other contracted engagement any person listed on Section 6.03(c) of the Disclosure Schedules, except pursuant to a general solicitation to the public which is not directed specifically to any such individual; provided, that nothing in this clause (i) shall prevent Buyer or any of its Affiliates from (A) making general employment solicitations to the public which are not directed specifically to any such individual, or (B) hiring or contractually engaging any such individual (1) if, after the Closing Date, his employment has previously been terminated by Seller Parent or any Affiliate thereof such that he ceases to be employed by Seller Parent or any Affiliate thereof, or (2) after one hundred eighty (180) days from the date of termination of employment of such individual with Seller Parent or any Affiliate thereof where such employment was terminated by such individual; or

(ii)                                  disparage Seller’s business, products, services or quality; provided, that nothing in this clause (ii) shall prevent Buyer or any of its Affiliates from making any factual statement or any reasonable statement of opinion (A) in response to any inquiry or investigation of a Governmental Authority, (B) in the defense of any Action to which Buyer or any Affiliate is a party where Buyer or such Affiliate determines in good faith that such statement is reasonably necessary or appropriate, (C) to the extent Buyer or Buyer Parent determines in good faith that such statement is reasonably necessary for Buyer or Buyer Parent to exercise its rights under this Agreement or any other Transaction Document, or (D) to the extent required by applicable Law or any Governmental Order.

(d)                                 If any of Seller, Seller Parent or Buyer breaches, or threatens to commit a breach of, any of the provisions of this Section 6.03, then each other party shall have the right and remedy to have such provision specifically enforced by any court having jurisdiction without posting any bond or undertaking, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to each such other party and that money damages may not provide an adequate remedy to each such other party; such right and remedy being in addition to, and not in lieu of, any other rights and remedies available to each such other party under Law or in equity.

(e)                                  Each of Seller Parent and Seller acknowledges that the restrictions contained in Section 6.03(a) and Section 6.03(b) are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement.  Buyer acknowledges that the restrictions contained in Section 6.03(c) are reasonable and necessary to protect the legitimate interests of Seller Parent and constitute a material inducement to Seller Parent and Seller to enter into this Agreement and consummate the transactions contemplated by this Agreement.  In the event that any covenant contained in Section 6.03(a), Section 6.03(b) or Section 6.03(c) should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law.  The covenants contained in Section 6.03(a), Section 6.03(b), Section 6.03(c) and each other provision of this Section 6.03 are severable and distinct covenants and provisions.  The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 6.04                            Books and Records.

(a)                                  For a period of five (5) years after the Closing Date:

(i)                                     Buyer shall (A) retain the Books and Records received from Seller and constituting Purchased Assets (including personnel files) relating to periods prior to the Closing, and (B) upon reasonable written request from Seller or Seller Parent, to the extent reasonably required by Seller or Seller Parent in connection with such party’s involvement in an Action or for purposes of any Tax-related filing or related matter, Buyer shall afford Seller, Seller Parent and their Representatives reasonable access (including the right to make, at Seller or Seller Parent’s expense, photocopies and other digital or graphical reproductions), during normal business hours, to such books, records and other documents; and

(ii)                                  Seller or Seller Parent shall (A) retain the Books and Records constituting Excluded Assets (including personnel files and Tax records) which relate to the Business and its operations for periods prior to the Closing, and (B) upon reasonable written request from Buyer, to the extent reasonably required by Buyer in connection with Buyer’s involvement in an Action or for purposes of any Tax-related filing or related matter, Seller and Seller Parent shall afford Buyer and its Representatives reasonable access (including the right to make, at Buyer’s expense, photocopies and other digital or graphical reproductions), during normal business hours, to such books, records and other documents.

(b)                                 Any and all documents and information provided by Buyer pursuant to Section 6.04(a)(i) shall constitute Buyer Confidential Information and shall be subject to the provisions of Section 6.02.  Any and all documents and information provided by Seller or Seller Parent pursuant to Section 6.04(a)(ii) shall constitute Seller Confidential Information and shall be subject to the provisions of Section 6.02.

(c)                                  Notwithstanding anything to the contrary contained in this Section 6.04, (i) none of Buyer, Seller or Seller Parent shall be obligated to provide any other party with access to any books, records or other documents pursuant to this Section 6.04 where such access would violate any Law or (ii) if the parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with any provision of this Section 6.04 shall be subject to applicable rules relating to discovery.

Section 6.05                            Public Announcements.  Unless otherwise required by applicable federal Law or state securities Laws, Law or stock exchange listing rules and requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

Section 6.06                            Bulk Sales Laws.  The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer, it being understood that any Liabilities arising out of the failure of Seller to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

Section 6.07                            Receipt of Funds After the Closing Date.

(a)                                  Funds Received by Seller.  From and after the Closing, if Seller or any of its Affiliates receives or collects any funds relating to any Accounts Receivable or any other Purchased Asset, Seller or its Affiliates shall remit such funds to Buyer within five (5) Business Days after its receipt thereof.

(b)                                 Funds Received by Buyer from Excluded Assets.  From and after the Closing, if Buyer or its Affiliates receives or collects any funds relating to any Excluded Asset, Buyer or its Affiliates shall remit any such funds to Seller within five (5) Business Days after its receipt thereof.

Section 6.08                            Transfer Taxes and Apportioned Obligations.

(a)                                  Seller and Buyer shall share equally on a fifty percent (50%) basis all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including real property transfer Taxes, if any, and any other similar Tax, but excluding any income Tax) (collectively, “Transfer Taxes”), regardless of the Person on whom such Taxes are imposed by Law, when due.  Notwithstanding the foregoing, Seller shall pay all deed stamps and transfer Taxes and fees associated with the sale, transfer, assignment and delivery of the Real Property to Buyer pursuant to this Agreement.  The party required to file any Tax Return or other document with respect to such Taxes shall, at its own expense, timely file any such Tax Return or other document with respect to such Taxes or fees (and the other parties shall cooperate with respect thereto as necessary).

(b)                                 All real property, personal property and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days included in the Post-Closing Tax Period.  Seller shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Post-Closing Tax Period.

(c)                                  Apportioned Obligations and Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable Law.  The paying party shall be entitled to reimbursement from the non-paying party in accordance with Section 6.08(a) and Section 6.08(b), as the case may be.  Upon payment of any such Apportioned Obligation or Transfer Tax, the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under Section 6.08(a) or Section 6.08(b), as the case may be, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed.  The non-paying party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of such statement.

Section 6.09                            Tax Clearance Certificates.  If any Tax Clearance Certificate with respect to Seller, whether delivered at Closing or thereafter, indicates that Seller has unpaid Taxes due which could subject Buyer to Liability for all or any part of such Taxes, Seller shall promptly pay such Taxes and shall provide evidence to Buyer that such Taxes have been paid in full or otherwise satisfied.

Section 6.10                            Intellectual Property Filings.  Each of Seller Parent and Seller agrees that it shall take reasonable actions and cooperate reasonably with Buyer to ensure that the transfer of the Intellectual Property Assets is effectuated under this Agreement following the Closing Date, including signing any additional assignment documents and declarations, coordinating domain name assignments with Internet domain name registries and meaningfully participating in the prosecution of Intellectual Property Registrations that Buyer may desire.  In addition, each of Seller Parent and Seller also agree to provide the necessary Persons under its control to meet its obligations under this Section 6.10.  Further, to ensure that Seller Parent and Seller meet their obligations under this Section 6.10, to the extent Seller or Seller Parent fails after ten (10) days prior written notice to timely comply with a specific obligation under this Section 6.10, Buyer shall have, and Seller Parent and Seller hereby grant to Buyer, a limited power of attorney to effectuate their obligations under this Section 6.10, including to make any and all filings at the USPTO, the U.S. Copyright Office, or similar agencies in the U.S. or in any foreign country, provided that, notwithstanding anything herein to the contrary, any costs or Liability incurred in connection with, or upon exercise of, such limited power of attorney shall be borne exclusively by Buyer.

Section 6.11                            Further Assurances.  Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates and their respective Representatives to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

Section 6.12                            Limited License to Use of Intellectual Property Assets.  Buyer hereby grants to Seller and its Affiliates a limited, non-exclusive, non-transferable right and license to use, without the payment of any amounts, all trademarks, tradenames, trade dress and other Intellectual Property Assets included with the Purchased Assets for the limited purpose of selling or otherwise disposing of Seller’s Finished Goods inventory in accordance with clause (iii) of Section 6.03(a).

ARTICLE VII
INDEMNIFICATION

Section 7.01                            Survival.  Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months from the Closing Date; provided, that the representations and warranties in Section 4.01 (Organization and Qualification of Seller), Section 4.02 (Authority of Seller), Section 4.08 (Title to Purchased Assets), Section 4.22 (Brokers), Section 5.01 (Organization of Buyer), Section 5.02 (Authority of Buyer) and Section 5.04 (Brokers) shall survive the Closing indefinitely, the representations and warranties in Section 4.18 (Environmental Matters) shall survive the Closing for a period of three (3) years, and the representations and warranties in Section 4.19 (Employee Benefit Matters) and Section 4.21 (Taxes) shall survive the Closing for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days.  All covenants and agreements of the parties contained herein shall survive the Closing until fully performed or for the period explicitly specified therein.  Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the alleged breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 7.02                            Indemnification By Seller.  Subject to the other terms and conditions of this ARTICLE VII, Seller shall indemnify and defend each of Buyer and its Affiliates and its and their respective directors, officers, managers and employees (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees, but net of any Tax benefits actually received by the Buyer Indemnitees because of such Losses, based upon, arising out of, with respect to or by reason of:

(a)                                  any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or any other Transaction Document to which Seller is a party;

(b)                                 any breach or non-fulfilment of any covenant, agreement or obligation to be performed by Seller or Seller Parent pursuant to this Agreement or any Transaction Document to which Seller or Seller Parent is a party; or

(c)                                  any Excluded Asset or any Excluded Liability.

Section 7.03                            Indemnification By Buyer.  Subject to the other terms and conditions of this ARTICLE VII, Buyer shall indemnify and defend each of Seller, Seller Parent and their respective Affiliates and their respective directors, officers, managers and employees (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees, but net of any Tax benefits actually received by the Seller Indemnitees because of such Losses, based upon, arising out of, with respect to or by reason of:

(a)                                  any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in any other Transaction Document to which Buyer is a party;

(b)                                 any breach or non-fulfilment of any covenant, agreement or obligation to be performed by Buyer or Buyer Parent pursuant to this Agreement or any other Transaction Document to which Buyer or Buyer Parent is a party; or

(c)                                  any Assumed Liability.

Section 7.04                            Certain Limitations.  The indemnification provided for in Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a)                                  Liability to Buyer Indemnitees.

(i)                                     Seller shall not be liable to the Buyer Indemnitees for indemnification under Section 7.02(a) (other than with respect to a claim for indemnification based upon, arising out of, with respect to or by reason of any breach of any representation or warranty in Section 4.01 (Organization and Qualification of Seller), Section 4.02 (Authority of Seller), Section 4.08 (Title to Purchased Assets) or Section 4.22 (Brokers) or for any wilful breach of any representation or warranty in ARTICLE IV (collectively, the “Buyer Basket Exclusions”)), until the aggregate amount of all Losses in respect of indemnification under Section 7.02(a) (other than those based upon, arising out of, with respect to or by reason of the Buyer Basket Exclusions) exceeds $1,000,000 (the “Basket”), and then only to the extent such Losses exceed the Basket (subject to the Buyer Cap, as applicable).

(ii)                                  The Buyer Indemnitees shall not be indemnified pursuant to Section 7.02(a) to the extent the aggregate of all Losses for which the Buyer Indemnitees have received indemnification from Seller exceeds the Buyer Cap; provided that the Buyer Cap will not apply to any claims arising out of a breach of any representation or warranty contained in the Buyer Basket Exclusions.

(b)                                 No Recovery for Reserves.  The Buyer Indemnitees shall not be entitled to recover under Section 7.02 to the extent the matter in question has been reserved for in the Financial Statements or the Closing Working Capital Statement or otherwise taken into account in reducing the Purchase Price by any Post-Closing Adjustment (and only to the extent of such reserve or reduction).

(c)                                  Net of Insurance Benefit.  To the extent the subject matter of a Third Party Claim or Direct Claim is covered by third party insurance (including title insurance) and an Indemnified Party receives any amounts (net of collection costs and premium adjustments related thereto) under any such applicable third party insurance policies with respect to any Losses that would be indemnifiable if not for this Section 7.04(c), then, to the extent of such net insurance payment received, the Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to such Losses, and if the insurance recovery for such claim occurs subsequent to an indemnification payment to an Indemnified Party with respect to such Losses, then a refund shall be paid to the Indemnifying Party equal to amount received from insurance with respect to such Losses, up to the aggregate amount of any payments received from the Indemnifying Party in respect of such Losses.

(d)                                 No Consequential Damages.  Notwithstanding anything to the contrary in this Agreement, in no event shall any party hereto be liable for special, indirect, punitive or consequential damages claimed by any Indemnified Party, whether or not caused by or resulting from the actions of such party, even if such party has been advised of the possibility of such damages; provided, however, that such limitation shall not apply (i) to any such damages claimed in respect of a breach of Section 6.02 or Section 6.03, or (ii) to any such damages that a party is required pursuant to a Governmental Order to pay to a third party and for which such party is seeking indemnification under this ARTICLE VII.

Section 7.05                            Indemnification Procedures.  The party making a claim under this ARTICLE VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this ARTICLE VII is referred to as the “Indemnifying Party”.

(a)                                  Third Party Claims.  If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which such Indemnified Party intends to assert a claim for indemnification under this ARTICLE VII, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than twenty (20) calendar days after receipt of such notice of such Third Party Claim.  The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure.  Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that (i) if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that is asserted directly by or on behalf of a Person that is a supplier or customer of Buyer or its respective Affiliates, and (ii) no Indemnifying Party shall have the right to defend or direct the defense of any such Third Party Claim that seeks an injunction or other equitable relief against the Indemnified Party.  In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 7.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party.  The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof.  The fees and disbursements of Indemnified Party’s counsel shall be at the expense of the Indemnified Party; provided, that if in the reasonable opinion of counsel to the Indemnified Party, (x) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (y) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party reasonably determines counsel is required.  If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 7.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim.  Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 6.04) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)                                 Settlement of Third Party Claims.  Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 7.05(b).  If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third

Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party.  If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer.  If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim.  If the Indemnified Party has assumed the defense pursuant to Section 7.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)                                  Direct Claims.  Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim.  The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure.  Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim.  The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request.  If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)                                 Cooperation.  Upon a reasonable request by the Indemnifying Party, each Indemnified Party seeking indemnification hereunder in respect of any Direct Claim, hereby agrees to consult with the Indemnifying Party and act reasonably to take actions reasonably requested by the Indemnifying Party in order to attempt to reduce the amount of Losses in respect of such Direct Claim.  Any costs or expenses associated with taking such actions shall be included as Losses hereunder.

Section 7.06                            Payments.  Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE VII, the Indemnifying Party shall satisfy its obligations within fifteen (15) Business Days of such agreement or such final, non-appealable adjudication by wire transfer of immediately available funds; provided, however, that if Seller is the Indemnifying Party, until the earlier to occur of (a) the first anniversary of the Closing Date and (b) the release to Buyer or other depletion of all of the Escrow Funds, any payment of an agreed upon or finally adjudicated indemnification amount will be paid promptly to Buyer (on behalf of the Buyer Indemnitee) by release to Buyer of all or a portion of the Escrow Funds by the Escrow Agent, in accordance with the Escrow Agreement.

Section 7.07                            Tax Treatment of Indemnification Payments.  All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 7.08                            Effect of Investigation.  The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact or any argument that any Indemnified Party should have known that any such representation or warranty is, was or might be inaccurate.

Section 7.09                            Exclusive Remedies.  Subject to Section 6.03 and Section 9.12, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or wilful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this ARTICLE VII.  In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this ARTICLE VII.  Nothing in this Section 7.09 shall limit any Person’s right to seek and obtain any monetary or equitable relief to which any Person shall be entitled or to seek any remedy on account of any Person’s fraudulent, criminal or wilful misconduct.

Section 7.10                            Release of Escrow Funds.  Ten (10) Business Days following the first anniversary of the Closing Date, Buyer and Seller shall cause the Escrow Agent to release all remaining Escrow Funds, net of the aggregate amount of then pending indemnification claims of Buyer Indemnitees, to Seller in accordance with the terms and conditions set forth in the Escrow Agreement.

ARTICLE VIII
PARENT REPRESENTATIONS AND WARRANTIES; GUARANTEES

Section 8.01                            Representations and Warranties of Seller Parent.  Seller Parent represents and warrants to Buyer as of the date hereof as follows

(a)                                  Organization and Qualification of Seller Parent.  Seller Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)                                 Authority of Seller Parent.  Seller Parent has full limited liability company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Seller Parent of this Agreement, the performance by Seller Parent of its obligations hereunder and the consummation by Seller Parent of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Seller Parent.  This Agreement has been duly executed and delivered by Seller Parent, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of Seller Parent enforceable against Seller Parent in accordance with its terms (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).

(c)                                  No Conflicts; Consents.  The execution, delivery and performance by Seller Parent of this Agreement, and the consummation of the transactions contemplated hereby, do not: (i) conflict with or result in a violation or breach of, or default under, any provision of certificate of formation, limited liability company agreement or other Organizational Documents of Seller Parent; (ii) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller Parent; or (iii) require the consent, notice or other action by any Person under any Contract to which Seller Parent is a party.

Section 8.02                            Seller Parent Guarantee.

(a)                                  Seller Parent hereby irrevocably, absolutely and unconditionally guarantees (i) the full and punctual payment of any amount or amounts due and payable by Seller under this Agreement, including those contained in ARTICLE VII, and under each other Transaction Document to which Seller is a party, and (ii) the timely satisfaction and performance of all of Seller’s covenants, agreements and obligations contained in this Agreement and each other Transaction Document to which Seller is a party.  Upon any failure by Seller to pay punctually any such amount referred to in the foregoing clause (i), Seller Parent shall forthwith on demand of Buyer pay the amount not so paid; provided however that any and all defenses or counterclaims available to Seller shall also be available to Seller Parent.

(b)                                 The obligations of Seller Parent under this Agreement shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(i)                                                             any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of Seller, by operation of Law or otherwise, unless and to the extent Buyer consents to any such extension, renewal, settlement, compromise, waiver or release;

(ii)                                                          any modification or amendment of or supplement to this Agreement or any Transaction Document;

(iii)                                                       any change in the corporate existence, structure or ownership of Seller, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Seller or its assets or any resulting release or discharge of any obligation of Seller;

(iv)                                                      the existence of any claim, set-off or other right which Seller Parent may have at any time against Seller; provided, that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(v)                                                         any invalidity or unenforceability of this Agreement or any document entered into in connection herewith relating to or against Seller for any reason, or any provision of any legal requirement purporting to prohibit the performance by Seller of its obligations under this Agreement or such other document; or

(vi)                                                      any other act or omission to act or delay of any kind by Seller, Buyer or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of Seller Parent’s obligations hereunder.

(c)                                  Upon making any payment hereunder with respect to Seller, Seller Parent shall be subrogated to the rights of the payee against Seller with respect to such payment.

Section 8.03                            Representations and Warranties of Buyer Parent.  Buyer Parent represents and warrants to Seller as of the date hereof as follows

(a)                                  Organization and Qualification of Buyer Parent.  Buyer Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)                                 Authority of Buyer Parent.  Buyer Parent has full corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Buyer Parent of this Agreement, the performance by Buyer Parent of its obligations hereunder and the consummation by Buyer Parent of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer Parent.  This Agreement has been duly executed and delivered by Buyer Parent, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of Buyer Parent enforceable against Buyer Parent in accordance with its terms (except as enforceability may be limited in the exercise of judicial discretion through the application of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar applicable Laws of general applicability relating to or affecting creditors’ rights).

(c)                                  No Conflicts; Consents.  The execution, delivery and performance by Buyer Parent of this Agreement, and the consummation of the transactions contemplated hereby, do not: (i) conflict with or result in a violation or breach of, or default under, any provision of certificate of formation, limited liability company agreement or other Organizational Documents of Buyer Parent; (ii) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer Parent; or (iii) require the consent, notice or other action by any Person under any Contract to which Buyer Parent is a party.

Section 8.04                            Buyer Parent Guarantee.

(a)                                  Buyer Parent hereby irrevocably, absolutely and unconditionally guarantees (i) the full and punctual payment of any amount or amounts due and payable by Buyer under this Agreement, including those contained in ARTICLE II and ARTICLE VII, and under each other Transaction Document to which Buyer is a party, and (ii) the timely satisfaction and performance of all of Buyer’s covenants, agreements and obligations contained in this Agreement and each other Transaction Document to which Buyer is a party.  Upon any failure by Buyer to pay punctually any such amount referred to in the foregoing clause (i), Buyer Parent shall forthwith on demand of Seller pay the amount not so paid; provided however that any and all defenses or counterclaims available to Buyer shall also be available to Buyer Parent.

(b)                                 The obligations of Buyer Parent under this Agreement shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(i)                                                             any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of Buyer, by operation of Law or otherwise, unless and to the extent Seller consents to any such extension, renewal, settlement, compromise, waiver or release;

(ii)                                                          any modification or amendment of or supplement to this Agreement or any Transaction Document;

(iii)                                                       any change in the corporate existence, structure or ownership of Buyer, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer or its assets or any resulting release or discharge of any obligation of Buyer;

(iv)                                                      the existence of any claim, set-off or other right which Buyer Parent may have at any time against Buyer; provided, that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

(v)                                                         any invalidity or unenforceability of this Agreement or any document entered into in connection herewith relating to or against Buyer for any reason, or any provision of any legal requirement purporting to prohibit the performance by Buyer of its obligations under this Agreement or such other document; or

(vi)                                                      any other act or omission to act or delay of any kind by Buyer, Seller or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of Buyer Parent’s obligations hereunder.

(c)                                  Upon making any payment hereunder with respect to Buyer, Buyer Parent shall be subrogated to the rights of the payee against Buyer with respect to such payment.

ARTICLE IX
MISCELLANEOUS

Section 9.01                            Taxes.

(a)                                  Tax Matters.  For purposes of this Agreement, whenever it is necessary to determine the amount of Taxes (or the non-payment thereof) for a taxable period that includes but does not end on the Closing Date (a “Straddle Period”), the determination of the Taxes for the Pre-Closing Tax Period and the portion of the taxable year or period beginning after, the Closing Date shall be determined: (i) in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any distribution, sale or other transfer or assignment of property by assuming that Seller had a taxable year or period which ended at the close of the Closing Date and closing the books of Seller as of such date, except that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a time basis; and, (ii) in the case of Taxes not described in clause (i) that are imposed on a periodic basis and measured by the level of any item, shall be deemed to be the amount of such Taxes (including any minimum) for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire period.  Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 9.01 taking into account the type of the Tax to which the refund relates.  All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of Seller.

(b)                                 Tax Returns.  From the date of this Agreement through the Closing, Seller shall prepare and file or otherwise furnish in proper form to the appropriate Taxing Authority (or cause to be prepared and filed or so furnished) in a timely manner all Tax

Returns relating to Seller and the Business that are due on or before the Closing Date.  After the Closing, Buyer shall prepare or cause to be prepared and filed or otherwise furnished in proper form to the appropriate Taxing Authority in a timely manner all Tax Returns relating to the Purchased Assets that are due after the Closing Date but which relate to any taxable period ending on or before the Closing Date.  Buyer shall cause such Tax Returns to be prepared and filed, in a manner consistent with past practice of Seller (subject to any departure required to comply with any applicable Law).  Buyer shall provide Seller with a draft copy of, and a reasonable opportunity to review and comment on, each Tax Return described in this Section 9.01 prior to its filing, and shall make any changes as may be reasonably requested by Seller.  Not later than five (5) days prior to the due date for payment of Taxes with respect to any Pre-Closing Tax Period, Seller shall pay to Buyer the amount of any Pre-Closing Tax Period Taxes.

Section 9.02                            Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 9.03                            Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.03):

If to Seller:	Forgitron Technologies LLC c/o Kamylon Capital LLC 62 Walnut Street Wellesley Hills, MA 02481 Facsimile: (781) 263-7379 Phone: (781) 263-7373 Attention: Charles Lelon

with a copy to (which shall not constitute notice to Seller or	Covington & Burling LLP
Seller Parent):	1201 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
Phone: (202) 662-5232
Facsimile: (202) 778-5232
Attention: W. Andrew Jack

If to Seller Parent:	Kamylon Partners TBG, LLC
c/o Kamylon Capital LLC
62 Walnut Street
Wellesley Hills, MA 02481
Facsimile: (781) 263-7379
Phone: (781) 263-7373
Attention: Charles Lelon

with a copy to (which shall not constitute notice to Seller or	Covington & Burling LLP
Seller Parent):	1201 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
Phone: (202) 662-5232
Facsimile: (202) 778-5232
Attention: W. Andrew Jack

If to Buyer:	Accuride EMI, LLC
c/o Accuride Corporation
7140 Office Circle
P.O. Box 15600
Evansville, IN 47716-0600
Facsimile: (812) 962-5400
Attention: General Counsel

with a copy to (which shall not constitute notice to Buyer):	Snell & Wilmer L.L.P.
15 West South Temple, Suite 1200
Salt Lake City, Utah 84101
Facsimile: (801) 257-1800
Phone: (801) 257-1528
Attention: Ken Ashton

and

Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren
Phoenix, Arizona 85004
Phone: (602) 382-6313
Facsimile: (602) 382-6070
Attention: Garth D. Stevens

Section 9.04         Interpretation.  For purposes of this Agreement, unless the context otherwise expressly requires, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.  Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and exhibits mean the Articles and Sections of, and Disclosure Schedules and exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.  The Disclosure Schedules and exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 9.05         Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.06         Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Subject to Section 6.03(e), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.07         Entire Agreement.  This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, including the Confidentiality Agreement and that certain letter of intent, dated April 27, 2011, by and among Seller, Kamylon Capital LLC and Accuride Corporation, both written and oral, with respect to such subject matter.  In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 9.08         Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, Buyer may, without the prior written consent of, but with written notice to, Seller or Seller Parent, assign all of its rights and obligations under this Agreement to one or more of its Affiliates.  No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.09         No Third-Party Beneficiaries.  Except as provided in Section 6.03 and ARTICLE VII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.10         Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.  No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving.  No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.11         Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b)           ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF DELAWARE IN EACH CASE LOCATED IN THE COUNTY OF NEW CASTLE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.  SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT.  THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH

SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (ii) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11(c).

Section 9.12         Specific Performance.  The parties agree that irreparable damage would occur if any provision of Sections 6.02, 6.03, 6.04, 6.05 or 6.10 were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.13         Dates and Times.  Dates and times set forth in this Agreement for the performance of the parties’ respective obligations hereunder or for the exercise of their rights hereunder shall be strictly construed, time being of the essence of this Agreement.  All provisions in this Agreement which specify or provide a method to compute a number of days for the performance, delivery, completion or observance by either party of any action, covenant, agreement, obligation or notice hereunder shall mean and refer to calendar days, unless otherwise expressly provided.  Except as expressly provided herein, the time for performance of any obligation or taking any action under this Agreement shall be deemed to expire at 5:00 p.m. (South Carolina time) on the last day of the applicable time period provided for herein.  If the date specified or computed under this Agreement for the performance, delivery, completion or observance of a covenant, agreement, obligation or notice by either party, or for the occurrence of any event provided for herein, is a day other than a Business Day, then the date for such performance, delivery, completion, observance or occurrence shall automatically be extended to the next Business Day following such date.

Section 9.14         Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Agreement delivered by facsimile,

e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

“SELLER”:

FORGITRON TECHNOLOGIES LLC, a Delaware limited liability company

By:	/s/ Charles T. Lelon
Name:	Charles T. Lelon
Title:	Chairman

“SELLER PARENT”:

KAMYLON PARTNERS TBG, LLC, a Delaware limited liability company

By:	/s/ Charles T. Lelon
Name:	Charles T. Lelon
Title:	Authorized Person

“BUYER”:

ACCURIDE EMI, LLC, a Delaware limited liability company

By:	/s/ Richard F. Dauch
Name:	Richard F. Dauch
Title:	President

“BUYER PARENT”:

ACCURIDE CORPORATION, a Delaware corporation

By:	/s/ Richard F. Dauch
Name:	Richard F. Dauch
Title:	President